VIA ELECTRONIC TRANSMISSION

March 2, 2018

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

RE:                           The Hartford Mutual Funds, Inc.

The Hartford Mutual Funds II, Inc.

Hartford Series Fund, Inc.

Hartford HLS Series Fund II, Inc.

Hartford Funds Master Fund

Lattice Strategies Trust

Hartford Funds Exchange-Traded Trust

Hartford Funds NextShares Trust

Ladies and Gentlemen:

On behalf of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., Hartford Funds Master Fund, Lattice Strategies Trust, Hartford Funds Exchange-Traded Trust, and Hartford Funds NextShares Trust (each a “Registrant” and collectively, the “Registrants”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) are the following documents:

1.                                      A copy of the Investment Company Blanket Bonds (the “Fidelity Bonds”) for the Registrants, including any riders thereto;

2.                                      A copy of the resolution of a majority of the Board of Directors/Trustees of the Registrants who are not “interested persons” (as defined in the 1940 Act) approving the Fidelity Bonds;

3.                                      A copy of the joint insured agreement; and

4.                                      A spreadsheet showing the amount of single insured bond coverage that each company would have obtained had it not obtained the joint bond.

The premium of $62,500 was paid for the period August 19, 2017 through August 19, 2018 for the fidelity bond coverage.

Please contact me at (610)386-4068 if you have any questions.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Secretary

October 12, 2017

Hartford Series Fund, Inc.

Corporate Risk Management

One Hartford Plaza

HARTFORD, CT 06155

Re: Important Information about Claims Information Line

Dear                      Hartford Series Fund, Inc.

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

•The information that needs to be included with the claim notice

•The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information

• Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy’s reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

Best regards,

Blair A Puscas

LTR-4035 Ed. 06-09 Printed in U.S.A.

©2009 The Travelers Companies, Inc. All Rights Reserved

1

One Tower Square

Hartford, CT 06183

08/18/2017

Hartford Series Fund, Inc.

Corporate Risk Management

One Hartford Plaza

HARTFORD, CT 06155

RE: Risk Management PLUS+ Online® from Travelers Bond & Specialty Insurance (www.rmplusonline.com)

Travelers Bond & Specialty Insurance is pleased to provide you with Risk Management PLUS+ Online, the industry’s most comprehensive program for mitigating your management liability and crime exposures related to:

•                  Employment practices risks

•                  Employee Pension and Benefit Plan Fiduciary Liability

•                  Directors & Officers Liability

•                  Employee dishonesty and other crime related risks

•                  Kidnap and Ransom

•                  CyberRisk

•                  Identity Fraud Expense Reimbursement

•                  Professional liability

•                  Property & Casualty

Risk Management PLUS+ Online is a flexible, comprehensive loss prevention program specifically designed for Travelers Bond & Specialty Insurance customers and is available to you at no additional cost. Included in the site is a library of articles, checklists and training on relevant risk mitigation, employment and management topics.

Risk Management PLUS+ Online is a full-featured knowledge base developed to aid you in more than just protection against lawsuits, but as a great resource for HR administrators, managers and executives as well. Browse from the Quick Links or News & Information sections. Share industry articles with managers and executive leaders to help develop ideas to increase workplace productivity, solutions for business issues and more!

Highlights of Risk Management PLUS+ Online services include:

•                  Web-based training for executives, managers and human resource personnel

•                  Practical solutions for problems faced in the workplace and managing your organization

•                  Topical webinars and weekly articles on current issues

•                  Model Employee Handbook, including policies and forms for downloading or printing that reduce risks in the workplace

The attached Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It’s that simple.

We strongly encourage you to take full advantage of this program to improve your organization.

Thank you for choosing Travelers Bond & Specialty Insurance for your insurance needs. Travelers is a market leader in providing management liability and crime coverages that are specifically customized for your organization. As your risks evolve, so do we, through our ability to provide you with responsive risk management services.

Instructions for Registration & Orientation to Risk Management PLUS+ Online®

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

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© 2016 The Travelers Indemnity Company. All rights reserved.

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1. Go to www.rmplusonline.com.

2. In the Sign-In box, click Register.

3. Enter the password/passcode: TRVP300300

4. Fill in the Registration Information and click Submit.

5. Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1. Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.

2. If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.

3. You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

LTR-4107 Rev. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

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IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND

BROKER COMPENSATION

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Agency Compensation, One Tower Square, Hartford, CT 06183.

NTC-19036 Ed. 08-15

© 2015 The Travelers Indemnity Company. All rights reserved.

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Investment Company Bond

Declarations

BOND NO. 106574591

Travelers Casualty and Surety Company of America

One Tower Square

Hartford, Connecticut 06183

(A Stock Insurance Company, herein called the Company)

ITEM 1                                                   INSURED:

Hartford Series Fund, Inc.

Principal Address:

Corporate Risk Management

One Hartford Plaza

HARTFORD, CT 06155

(hereinafter, “Insured”)

ITEM 2                                                   POLICY PERIOD:

Inception Date: August 19, 2017                                                               Expiration Date: August 19, 2018

12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3                                                   ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com

Fax: (888) 460-6622

Mail:     Travelers Bond & Specialty Insurance Claim

385 Washington St. — Mail Code 9275-NB03F

St Paul, MN 55102

Travelers Bond & Specialty Insurance Claim telephone number: 800-842-8496

ITEM 4                                                   If “Not Covered” is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

			SINGLE LOSS	SINGLE LOSS
			LIMIT OF	DEDUCTIBLE
INSURING AGREEMENT			INSURANCE	AMOUNT

A.	FIDELITY
	Coverage A.1.	Larceny or Embezzlement	$10,000,000	$0
	Coverage A.2.	Restoration Expenses	$10,000,000	$250,000

B.	ON PREMISES		$10,000,000	$250,000

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C.	IN TRANSIT		$10,000,000	$250,000

D.	FORGERY OR ALTERATION		$10,000,000	$250,000

E.	SECURITIES		$10,000,000	$250,000

F.	COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS		$10,000,000	$250,000

G.	CLAIM EXPENSE		$250,000	$5,000

H.	STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS		$500,000	$5,000

I.	COMPUTER SYSTEMS
	Coverage I.1.	Computer Fraud	$10,000,000	$250,000
	Coverage I.2.	Fraudulent Instructions	$10,000,000	$250,000
	Coverage I.3.	Restoration Expense	Not Covered

J.	UNCOLLECTIBLE ITEMS OF DEPOSIT		$10,000,000	$250,000

ITEM 5                                                   PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6                                                   DISCOVERY PERIOD:

Additional Premium Percentage:                                                                 100% of the annualized premium

Additional Months:                                                                                                                                      12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7                                                   FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

IVBB-16001-0116; IVBB-19004-0116; IVBB-19010-0116; IVBB-19011-0116; IVBB-10003-0816;

IVBB-10006-1016; IVBB-10007-1016; IVBB-10008-1016; IVBB-10009-1016; IVBB-10010-1116;

IVBB-17005-0116

PRODUCER INFORMATION:

AON RISK SERVICES NE INC

199 WATER ST

NEW YORK, NY 10038-3551

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Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.

President, Bond & Specialty Insurance	Corporate Secretary

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Investment Company Bond
Table of Contents

I.	CONSIDERATION CLAUSE			3

II.	INSURING AGREEMENTS			3
	A.	FIDELITY		3
		Coverage A.1.	Larceny or Embezzlement	3
		Coverage A.2.	Restoration Expenses	3
	B.	ON PREMISES		3
	C.	IN TRANSIT		4
	D.	FORGERY OR ALTERATION		4
	E.	SECURITIES		4
	F.	COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS		5
	G.	CLAIM EXPENSE		5
	H.	STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS		5
	I.	COMPUTER SYSTEMS		6
		Coverage I.1.	Computer Fraud	6
		Coverage I.2.	Fraudulent Instructions	6
		Coverage I.3.	Restoration Expenses	6
	J.	UNCOLLECTIBLE ITEMS OF DEPOSIT		6

III.	GENERAL AGREEMENTS			6
	A.	ORGANIC GROWTH		6
	B.	CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS		7
	C.	REPRESENTATION OF INSURED		7
	D.	JOINT INSURED		7
	E.	COURT COSTS AND ATTORNEY’S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND		8

IV.	DEFINITIONS			8

V.	EXCLUSIONS			16

VI.	CONDITIONS			19
	A.	ADDITIONAL COMPANIES INCLUDED AS INSURED		19
	B.	DISCOVERY		19
	C.	BOND PERIOD		20
	D.	SINGLE LOSS		20
	E.	SINGLE LOSS LIMIT OF INSURANCE		20
	F.	DEDUCTIBLE		20
	G.	NON-ACCUMULATION OF LIMITS		20
	H.	NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS		20

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I.	VALUATION	21
J.	ASSIGNMENT	22
K.	SUBROGATION	22
L.	RECOVERIES	22
M.	COOPERATION	23
N.	ANTI-BUNDLING	23
O.	LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE	23
P.	OTHER INSURANCE OR INDEMNITY	23
Q.	COVERED PROPERTY	24
R.	CANCELATION, TERMINATION, CHANGE OR MODIFICATION	24
S.	DISCOVERY PERIOD	25
T.	HEADINGS	25

IVBB-16001 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

Investment Company Bond
with Extended Coverages

I.                                                  CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of an agreed premium and subject to the Declarations and pursuant to all the terms, conditions, exclusions and limitations of this bond, the Company agrees to indemnify the Insured as set forth in ITEM 1 of the Declarations (herein called Insured) for:

II.                                             INSURING AGREEMENTS

A.                          FIDELITY

Coverage A.1. Larceny or Embezzlement

Loss resulting directly from Larceny or Embezzlement committed by an Employee acting alone or in collusion with others.

Coverage A.2. Restoration Expenses

Restoration Expenses incurred by the Insured and resulting directly from a Computer Violation by an Employee.

B.                          ON PREMISES

1.                                                Loss of Property resulting directly from:

a.                                      robbery, burglary, mysterious unexplainable disappearance or misplacement and damage or destruction; or

b.                                      theft, false pretenses, or common law or statutory larceny, committed by a person physically present in an office of, or on the premises of, the Insured at the time the Property was surrendered, while the Property is lodged or deposited within offices or premises located anywhere. The premises of a Depository will be deemed premises of the Insured, but solely as respects loss of Certificated Securities. Coverage for Certificated Securities held by such Depository is limited to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository. The Company will not be liable under Insuring Agreement B for loss in connection with the central handling of securities within the systems established and maintained by any Depository unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss.

This bond does not afford any coverage in favor of any Depository or exchange or any nominee in whose name is registered any security included within the Depository’s systems.

2.                                      Direct loss, through any hazard specified in Insuring Agreement B.1. of any Property while such Property is within any of the Insured’s or an Investment Adviser’s offices and in the possession of any customer of the Insured, any representative of such customer or any Employee whether or not the Insured is liable for the loss thereof, and provided such loss, at the option of the Insured, is included in the Insured’s proof of loss, but excluding, in any event, loss caused by such customer, any representative of such customer, or any Employee.

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C.                                    IN TRANSIT

Loss of Property (occurring with or without negligence or violence) resulting directly from robbery, larceny, theft, holdup, mysterious unexplainable disappearance, misplacement, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as Messenger, except while in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination, but only while the Property is being conveyed.

D.                                    FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

1.                                      Negotiable Instrument (except an Evidence of Debt);

2.                                      Certificate of Deposit;

3.                                      Letter of Credit;

4.                                      Withdrawal Order;

5.                                      Acceptance;

6.                                      receipt for the withdrawal of Property; or

7.                                      instruction or advice directed to the Insured or an Investment Adviser and purportedly signed by a Customer of the Insured or by a Financial Institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in 1. through 7. above by the Insured is a condition precedent to the Insured’s having relied on the items.

E.                                    SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1.                                      acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any Original Written document that is a (an):

a.                                      Certificated Security;

b.                                      Document of Title;

c.                                       deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;

d.                                      Certificate of Origin or Title;

e.                                       Certificate of Deposit;

f.                                        Evidence of Debt;

g.                                       corporate, partnership, or personal Guarantee;

h.                                      Security Agreement;

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© 2016 The Travelers Indemnity Company. All rights reserved.

i.                                          Instruction;

j.                                         Statement of Uncertificated Security,

that

(1)                                 bears a handwritten signature material to the validity or enforceability of the Original Written document that is a Forgery, but only to the extent the Forgery causes the loss;

(2)                                 is altered, but only to the extent the alteration causes the loss; or

(3)                                 is lost or stolen;

2.                                      guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement, or any items listed in items 1.a. through 1.i. above; or

3.                                      acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an Investment Adviser, a Custodian, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured’s having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

F.                                     COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America and its territories and possessions, Canada or any other country, or of Counterfeit money orders denominated in United States or Canadian currency.

G.                                   CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under any Insuring Agreement covered under this bond, which loss exceeds the Single Loss Deductible Amount applicable to such Insuring Agreement. Such expenses include costs incurred (including necessary wages of Employees) for that part of audits or examinations performed, whether or not required by State or Federal supervisory authorities and conducted either by such authorities or by independent accountants, by reason of the discovery of loss sustained by the Insured.

H.                                   STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS

Damages that the Insured becomes legally liable to pay its customers resulting directly from the Insured or an Investment Adviser having:

1.                                      failed to comply with any notice of any customer of the Insured or any authorized representative of such customer to stop payment on any check or draft made or drawn by such customer; or

2.                                      wrongfully dishonored or wrongfully failed to certify any check or draft made or drawn by the customer of the Insured or any authorized representative of such customer.

Notwithstanding any other provision of this bond, damages under paragraph 2. above do not include the amount of any check or draft in question, or any amounts paid to the payee, endorser, or accommodation party of such check or draft.

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© 2016 The Travelers Indemnity Company. All rights reserved.

I.                                        COMPUTER SYSTEMS

Coverage I.1.                       Computer Fraud

Loss resulting directly from Computer Fraud.

Coverage I.2.                       Fraudulent Instructions

Loss resulting directly from the Insured or an Investment Adviser having, in good faith, caused a transfer of funds as a result of a Fraudulent Instruction when the Insured or an Investment Adviser, prior to causing the transfer of the funds, used its best efforts to verify the identity of the person transmitting the instruction; provided that if the instruction is purported to be from a Customer, the Insured, or an Investment Adviser:

a.                                      performed a Callback Verification with respect to such instruction; or

b.                                      followed commercially reasonable Security Procedures applicable to the transaction and instruction.

Such Fraudulent Instruction received and, if applicable, Callback Verification performed, must be either recorded, logged, or documented by the Insured or an Investment Adviser.

Coverage I.3.                       Restoration Expenses

Restoration Expenses incurred by the Insured or an Investment Adviser and resulting from a Computer Violation by someone other than an Employee.

J.                                      UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss, including dividends and interest accrued not to exceed 15% of the value of each Item of Deposit that is deposited, resulting directly from the Insured or Investment Adviser having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit that prove to be uncollectible, provided that the crediting of such account causes:

1.                                      redemptions or withdrawals to be permitted;

2.                                      shares to be issued; or

3.                                      dividends to be paid.

It is a condition precedent to coverage under this Insuring Agreement that the Insured or Investment Adviser hold funds represented in Items of Deposit for the maximum number of days allowable under Regulation CC before permitting any redemptions or withdrawals, or issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit will not be deemed to be uncollectible until the Insured’s or Investment Adviser’s standard collection procedures have failed.

This Insuring Agreement applies to Insureds with exchange privileges if all funds in the exchange program are insured by the Company for Uncollectible Items of Deposit. Regardless of the number of transactions between funds, the maximum number of days allowable under Regulation CC begins from the date a deposit was first credited to any fund in the exchange program.

III.                              GENERAL AGREEMENTS

A.                                    ORGANIC GROWTH

If an Insured or Investment Adviser, while this bond is in force, adds additional Employees other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or

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© 2016 The Travelers Indemnity Company. All rights reserved.

liabilities of, another institution, such Employees will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

B.                                    CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS

If the Insured or an Investment Adviser, while this bond is in force, consolidates or merges with, or purchases or acquires assets, assets under management or liabilities of, or purchases or acquires more than 50% voting stock ownership of another institution (hereinafter referred to as a “Transaction”), coverage under this bond for loss which:

1.                                      has occurred or will occur in the offices or premises of such institution;

2.                                      has been caused or will be caused by any employee or employees of such institution; or

3.                                      has arisen or will arise out of the assets, assets under management or liabilities acquired by the Insured as a result of such Transaction,

is provided as follows:

a.                                      Automatic Loss Sustained Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is more than 25% of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is both discovered and for which the acts giving rise to the loss occur in their entirety on or after the effective date of the Transaction. This coverage terminates 60 days after the Transaction date, or the termination date of the bond, whichever comes earlier, unless the Insured provides notice to the Company and obtains the written consent of the Company to extend such coverage beyond said date and, upon obtaining such consent, pays to the Company an additional premium, if required.

b.                                      Automatic Discovery Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is 25% or less of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is discovered on or after the effective date of the Transaction, for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations, without additional premium being charged and without notice to the Company of the Transaction.

C.                                    REPRESENTATION OF INSURED

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, is deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

D.                                    JOINT INSURED

This bond does not indemnify or hold harmless any Insured for loss sustained by an Investment Adviser, or by a proprietorship, partnership or corporation that is owned, controlled or operated by such Insured, and not named as an Insured hereunder, except as may be provided on a limited basis within General Agreement B., but this paragraph does not apply to loss sustained by a nominee organized by an Insured hereunder other than a holding company.

If two or more Insureds are covered under this bond, the first named Insured will act for all Insureds. Payment by the Company to the first named Insured of loss sustained by any Insured fully releases the Company on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named will thereafter be considered the first named Insured. In the absence of an Insured

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being specifically next named, the Insured entity having the greatest consolidated assets of all remaining Insureds then becomes the first named Insured. Knowledge possessed or discovery made by any Insured or Investment Adviser constitutes knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Company for loss or losses sustained by all Insureds will not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

E.                                    COURT COSTS AND ATTORNEY’S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND

The Company will indemnify the Insured against court costs and reasonable attorney’s fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to enforce the Insured’s liability, or alleged liability, on account of any loss, claim or damage that, if established against the Insured, would constitute a collectible loss under this bond in excess of any Single Loss Deductible Amount, provided, however, that with respect to Insuring Agreement A this indemnity will apply only in the event that:

1.                                      an Employee admits to being guilty of Larceny or Embezzlement;

2.                                      an Employee is adjudicated to be guilty of Larceny or Embezzlement; or

3.                                      in the absence of 1. or 2. above, an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

Such indemnity is in addition to the Single Loss Limit of Insurance for the applicable Insuring Agreement or Coverage.

The Insured or an Investment Adviser must notify the Company promptly after notice thereof, of any such suit or legal proceeding and at the request of the Company will furnish it with copies of all pleadings and other papers therein. At the Company’s election the Insured will permit the Company to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Company’s selection. In such event, the Insured and Investment Adviser will give all reasonable information and assistance, other than pecuniary, that the Company deems necessary to the defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Single Loss Deductible Amount is applicable, or both, then the liability of the Company under this General Agreement E. is limited to the proportion of court costs and attorney’s fees incurred and paid by the Insured or by the Company that the amount recoverable under this bond bears to the total amount of the Insured’s liability or alleged liability. Any amount not recoverable by reason of the Insured’s liability or alleged liability being greater than the amount recoverable under any insuring agreement of this bond, does not serve to reduce the Single Loss Deductible Amount applicable to such Insuring Agreement or Coverage.

If the Company pays court costs and attorney’s fees in excess of its proportionate share of such costs and fees, the Insured will promptly reimburse the Company for such excess.

IV.                               DEFINITIONS

As used in this bond:

A.                                    Acceptance means a Written draft that the drawee has, by signature thereon, engaged to honor as presented.

B.                                    Bond Period has the meaning set forth in section VI. CONDITIONS, C. BOND PERIOD.

C.                                    Callback Verification means a verbal conversation with the purported Customer, using a Pre-Determined Telephone Number, to verify the identity of the Customer and the authenticity of a funds transfer request.

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D.                                    Certificate of Deposit means a Written acknowledgment by an Insured or a Financial Institution of receipt of Money with an engagement to repay it.

E.                                    Certificate of Origin or Title means a Written document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

F.                                     Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1.                                      represented by a Written instrument issued in bearer or registered form;

2.                                      of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3.                                      either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

G.                                   Computer Fraud means an intentional, unauthorized, and fraudulent entry of data or computer instructions directly into, or change of data or computer instructions within, a Computer System by a natural person or entity other than an Employee, including any such entry or change made via the internet or a Network, provided that such entry or change causes:

1.                                      Property to be transferred, paid, or delivered;

2.                                      an account of the Insured, or of its customer, to be added, deleted, debited or credited; or

3.                                      an unauthorized or fictitious account to be debited or credited.

H.                                   Computer System means:

1.                                      any computer; and

2.                                      any input, output, processing, storage or communication device, or any related network, operating system or application software, that is connected to, or used in connection with, such computer, that is rented by, owned by, leased by, licensed to, or under the direct operational control of, the Insured or an Investment Adviser.

I.                                        Computer Violation means:

1.                                      the introduction of a Computer Virus into a Computer System; or

2.                                      damage to, or destruction of, computer programs, software or other electronic data stored within a Computer System by a natural person, who has:

a.                                      gained unauthorized access to such Computer System; or

b.                                      authorized access to such Computer System but uses such access to cause such damage or destruction.

J.                                      Computer Virus means any malicious code that could destroy, alter, contaminate, or degrade the integrity, quality, or performance of:

1.                                      electronic data used, or stored, in any Computer System or network; or

2.                                      a computer network, any computer application software, or a computer operating system or related network.

K.                                   Counterfeit means a Written imitation of an actual, valid, or verifiable Original that is intended to deceive and to be taken as the Original.

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L.                                    Custodian means an institution designated by an Insured or an Investment Adviser to maintain possession and control of the Insured’s assets.

M.                                 Customer means, only with respect to Insuring Agreement I.2., an entity or natural person that has a Funds Transfer Agreement with the Insured or with an Investment Adviser.

N.                                    Depository means a clearing corporation that is:

1.                                      registered with the Securities Exchange Commission as a clearing agency under section 17A of the Securities Exchange Act of 1934 (15 U.S.C. 78q-1); or

2.                                      a Federal Reserve Bank or other person or entity authorized to operate the federal book entry system described in the regulations of the Department of Treasury codified at 31 CFR 357, Subpart B, or book-entry systems operated pursuant to comparable regulations of other federal agencies.

O.                                   Document of Title means a Written document that is a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other Written document that in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession that are either identified or are fungible portions of an identified mass.

P.                                     Electronic Data Processor means a natural person, partnership or corporation authorized in writing by the Insured or an Investment Adviser to perform services as a data processor of checks presented to the Insured by a customer or Financial Institution, but excluding any such processor who acts as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, A Federal Reserve Bank or clearinghouse will not be construed to be an Electronic Data Processor.

Q.                                   Electronic Record means information that is created, generated, sent, communicated, received, or stored by electronic means, and is retrievable in perceivable form.

R.                                    Employee means:

1.                                      an officer, partner or other employee of the Insured, while such person is employed by and performing services for the Insured, and whom the Insured directly compensates by wages, salaries or commissions; or for 60 days after such individual’s termination of service, provided such termination is not due to employee fraud or dishonesty;

2.                                      a guest student or intern pursuing studies or duties in any of the Insured’s or an Investment Adviser’s offices or premises covered hereunder, while such person is performing services for the Insured;

3.                                      any attorney retained by the Insured or an Investment Adviser, and any employee of such attorney, but only while performing legal services for the Insured;

4.                                      any natural person assigned to perform the usual duties of an employee within the premises of the Insured or an Investment Adviser and under the Insured’s supervision, by contract, including such persons provided by any employment agency furnishing temporary personnel to the Insured or an Investment Adviser on a contingent or part-time basis, and including a natural person who is leased to the Insured or an Investment Adviser under a written agreement between the Insured and a labor leasing firm to perform duties related to the conduct of the Insured’s business; (all such natural persons provided by a single employment agency or labor leasing firm will collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Condition R.2.);

5.                                      an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, or, subject to General Agreement B., after the effective date of this bond, but only with respect to acts while an employee of such institution and which acts caused said institution to

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sustain a loss that was not known to the Insured or to the institution at the time of the merger or consolidation;

6.                                      each natural person, partnership, or corporation authorized by the Insured or an Investment Adviser to perform services as an Electronic Data Processor (each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor will collectively be deemed to be one Employee for all the purposes of this bond, except with respect to Condition R.2.);

7.                                      any director or trustee of an Insured, Investment Adviser, underwriter (distributor), transfer agent, shareholder accounting record keeper, or administrator authorized by Written agreement with the Insured to keep financial or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured;

8.                                      any natural person who is a volunteer, while such person is subject to the Insured’s direction and control and is performing services for the Insured;

9.                                      any natural person who is a former employee retained as a consultant, pursuant to a written agreement with the Insured, while that person is subject to the Insured’s direction and control and performing services for the Insured; and

10.                               any officer, partner, or employee of:

a.                                      an Investment Adviser;

b.                                      an underwriter (distributor);

c.                                       a transfer agent or shareholder accounting record-keeper; or

d.                                      an administrator authorized by written agreement to keep financial or other required records,

for an Insured but only while performing acts coming within the scope of the usual duties of an officer or employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Insured, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator that is an affiliated person, as defined in the Investment Company Act of 1940, of an Insured or is an affiliated person of the Investment Adviser, underwriter or administrator of such Insured, and that is not a bank, will be included within the definition of Employee.

Employee also means any natural person described above while such person is on medical, military, or other leave of absence. Coverage applies to any such Employee while on leave, regardless of whether such person remains subject to the Insured’s direction and control during the time of leave.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified above.

S.                                      Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured or an Investment Adviser that in the regular course of business is treated as evidencing the customer’s debt to the Insured.

T.                                    Financial Institution means:

1.                                      a bank, trust company, savings bank, credit union, savings and loan association, or similar thrift institution; or

2.                                      a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution;

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provided that Financial Institution does not include any such entity, institution or organization that is an Insured or an Investment Adviser.

U.                                    Forgery means signing the name of another person or organization with a handwritten signature directly applied to a Written document without authority, and with the intent to deceive.

A signature written on an electronic pad that captures the signature for purposes of creating an electronic digitized image of a handwritten signature, or a reproduction of a handwritten signature, is treated the same as a handwritten signature. Any other form of electronic signature or digital signature is not treated the same as a handwritten signature.

Forgery does not mean a signature that consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

V.                                    Fraudulent Instruction means an intentional, fraudulent and unauthorized instruction directed to the Insured or an Investment Adviser, that is:

1.                                      transmitted via telefacsimile, and:

a.                                      purports and reasonably appears to be from a Customer, a Financial Institution, or another office of the Insured;

b.                                      was in fact transmitted by someone other than a Customer, a Financial Institution, or another office of the Insured; and

c.                                       purports and reasonably appears to contain the handwritten signature of a person authorized to initiate such transfer that proves to have been used by an unauthorized person; or

2.                                      transmitted verbally, via telephone, and purports to be from:

a.                                      an officer, director, partner or employee of a Customer, who is authorized by the Customer to instruct the Insured or an Investment Adviser to make such a transfer;

b.                                      a Customer who is a natural person; or

c.                                       an Employee in another office of the Insured who was authorized by the Insured to instruct other Employees to transfer funds on deposit in a Customer’s account; and was received by an Employee specifically designated to receive and act upon such instructions, but was in fact transmitted by someone other than a person described in paragraph V.2.; or

3.                                      transmitted via electronic mail and purports and reasonably appears to be from a Customer of the Insured, but was in fact transmitted by someone other than such Customer.

Fraudulent Instruction does not include any instruction that purports to be from a Customer unless the instruction is transmitted by a method that is authorized in the Funds Transfer Agreement between the Insured and the Customer.

W.                                Funds Transfer Agreement means an agreement, signed by the Customer, that:

a.                                      authorizes the Insured or an Investment Adviser to rely on instructions transmitted by either voice, telefacsimile or electronic mail to make funds transfers; and

b.                                      provides the Insured or an Investment Adviser with the names of persons authorized to initiate funds transfers.

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X.                                   Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a Financial Institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

Y.                                    Instruction means a Written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

Z.                                    Investment Adviser means any entity defined in §202(a)(11) of, and registered under, the Investment Advisers Act of 1940, as amended, but only while acting on behalf of the Insured.

AA.                           Item of Deposit means any checks or drafts deposited into the account of a customer, shareholder or subscriber.

BB.                           Larceny or Embezzlement means larceny or embezzlement as defined in the Investment Company Act of 1940, §37 as amended.

CC.                           Letter of Credit means an engagement in writing by a Financial Institution or other person made at the request of a customer that the Financial Institution or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

DD.                           Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

EE.                           Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s or Investment Adviser’s premises and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

FF.                             Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

GG.                         Negotiable Instrument means a Written document, that:

1.                                      is signed by the maker or drawer;

2.                                      contains an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

3.                                      is payable on demand or at a definite time; and

4.                                      is payable to order or bearer.

Negotiable Instrument also means a counterfeit check or Substitute Check.

HH.                         Network means any and all services provided by or through the facilities of any electronic or computer communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), National Automated Clearing House Association (NACHA) and similar interbank payment or settlement systems, including any shared networks, internet access facilities, or other similar facilities for such systems in which the Insured participates, allowing the input, output, examination, or transfer of data or programs from one computer to a Computer System.

II.                                   Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

JJ.                               Pre-Determined Telephone Number means a telephone number that:

1.                                      was provided by the Customer when the Customer opened the account with the Insured or an Investment Adviser;

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2.                                      was provided in person by the Customer after the Customer opened the account with the Insured or an Investment Adviser, while physically present on the Insured’s or Investment Adviser’s premises and while presenting a government-issued photo identification;

3.                                      was provided in a Funds Transfer Agreement;

4.                                      replaced a telephone number previously provided for the Customer’s account, provided that confirmation of the legitimacy of the change was achieved through direct contact with the Customer at a telephone number described in paragraph JJ.1., JJ.2. or JJ.3. above; or

5.                                      replaced a telephone number previously provided for the Customer’s account and was received by the Insured or the Investment Adviser at least 30 days prior to the receipt of the Fraudulent Instruction.

KK.                         Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, Documents of Title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether Written or recorded electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property that are not hereinbefore enumerated.

LL.                           Restoration Expenses means reasonable costs incurred by the Insured or an Investment Adviser, with the Company’s prior written consent, to restore, replace or reproduce damaged or destroyed computer programs, software or other electronic data stored within a Computer System, or that the Insured owns, holds or is responsible for, to the condition that existed immediately preceding a Computer Violation; provided that if it is determined by the Insured or Investment Adviser that such computer programs, software or other electronic data cannot reasonably be restored, replaced or reproduced, then Restoration Expenses means only the reasonable costs incurred by the Insured or an Investment Adviser, with the Company’s prior written consent, to reach such determination.

Restoration Expenses do not include:

1.                                      expenses incurred as a result of the reconstruction of computer programs, software, or other electronic data that the Insured did not have a license to use;

2.                                      expenses incurred to restore, replace, or reproduce damaged or destroyed computer programs, software or other electronic data if such damage or destruction was caused by computer programs, software, or other electronic data that the Insured did not have a license to use;

3.                                      expenses incurred to design, update, improve, or perfect the operation or performance of computer programs, software, or other electronic data; or

4.                                      expenses incurred to redo the work product, research, or analysis that was the basis of, or resulted in, any computer programs, software, or other electronic data stored.

MM.                     Security Agreement means a Written agreement that creates an interest in personal property or fixtures and that secures payment or performance of an obligation.

NN.                           Security Procedure means the Insured’s or Investment Adviser’s established authentication process, other than voice recognition, that requires the use of algorithms or other codes, identifying words or numbers, encryption, or similar security devices or procedures. The following are not considered a Security Procedure:

1.                                      a general statement that the Insured or Investment Adviser may establish security procedures;

2.                                      a statement that the Insured or Investment Adviser may perform a callback or other security procedure; or

3.                                      a statement that the Insured or Investment Adviser will only accept requests from persons named on the account.

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OO.                         Single Loss has the meaning set forth in section VI. CONDITIONS, D. SINGLE LOSS.

PP.                             Statement of Uncertificated Security means a Written statement of the issuer of an Uncertificated Security containing:

1.                                      a description of the issue of which the Uncertificated Security is a part;

2.                                      the number of shares or units:

a.                                      transferred to the registered owner;

b.                                      pledged by the registered owner to the registered pledgee;

c.                                       released from pledge by the registered pledgee;

d.                                      registered in the name of the registered owner on the date of the statement; or

e.                                       subject to pledge on the date of the statement;

3.                                      the name and address of the registered owner and registered pledgee;

4.                                      a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject to, or a statement that there are none of those liens, restrictions or adverse claims; and

5.                                      the date:

a.                                      the transfer of the shares or units to the new registered owner of the shares or units was registered;

b.                                      the pledge of the registered pledgee was registered; or

c.                                       of the statement, if it is a periodic or annual statement.

QQ.                         Substitute Check means a paper reproduction of an Original Written check as defined in the Check Clearing for the 21st Century Act of 2003, as amended.

RR.                           Transportation Company means any organization that provides its own or leased vehicles for transportation or that provides freight forwarding or air express services.

SS.                               Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1.                                      not represented by a Written instrument issued in bearer or registered form and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2.                                      of a type commonly dealt in on securities exchanges or markets, or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3.                                      either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

TT.                           Withdrawal Order means a non-negotiable Written instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

UU.                           Written means expressed through letters or marks placed upon paper and visible to the eye. It does not include information contained in an Electronic Record, or only with respect to Insuring Agreement D, information communicated via telefacsimile.

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V.                                    EXCLUSIONS

A.                                    This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F or G.

B.                                    This bond does not cover loss due to war, invasion, acts of foreign enemies, hostilities (whether war is declared or not), civil war, rebellion, revolution, insurrection, military or usurped power, confiscation, nationalization, requisition, or destruction of, or damage to, property by or under the order of any government, public or local authority, unless such loss occurs in transit in the circumstances recited in Insuring Agreement C and unless, when such transit was initiated, there was no knowledge of such act or condition related to any of the foregoing on the part of any person acting for the Insured in initiating such transit.

C.                                    This bond does not cover loss resulting directly or indirectly from nuclear reaction, nuclear radiation, radioactive contamination, biological, or chemical contamination or to any related act or incident.

D.                                    This bond does not cover loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned, or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured.

E.                                    This bond does not cover loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud, or false pretenses, except when covered under Insuring Agreement A or E.

F.                                     This bond does not cover loss caused by an Employee, except:

1.                                      when covered under Insuring Agreement A.; or

2.                                      when covered under Insuring Agreement B. or C. and resulting directly from mysterious unexplainable disappearance or misplacement, or unintentional destruction of or damage to Property.

G.                                   This bond does not cover loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification cash management or other cards:

1.                                      in obtaining credit or funds;

2.                                      in gaining access to any automated teller machine; or

3.                                      in gaining access to any point of sale terminal, customer-bank communication terminal, or similar electronic terminal of any electronic funds transfer system,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement A.

H.                                   This bond does not cover loss through the surrender of Property away from an office of the Insured or an Investment Adviser as a result of a threat:

1.                                      to do bodily harm to any person, except loss of Property in transit in the custody of a Messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

2.                                      to do damage to the premises or property of the Insured,

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except when covered under Insuring Agreement A.

I.                                        This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured or an Investment Adviser at the time of such payment or withdrawal, or except when covered under Insuring Agreement A.

J.                                      This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer’s account involving items of deposit that are not finally paid for any reason, including forgery or any other fraud, except when covered under Insuring Agreement A or J, however, this exclusion does not apply to United States Government checks or drafts that are returned to the Insured by the United States Government for any reason after the funds for said checks or drafts have been remitted to the Insured or credited to the Insured’s account.

K.                                   This bond does not cover loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement A, D, but only as respects Negotiable Instruments (except Evidences of Debt or Substitute Checks), E or F.

L.                                    This bond does not cover loss of Property while:

1.                                      in the mail;

2.                                      in the custody of any Transportation Company, unless covered under Insuring Agreement C provided however that non-negotiable instruments while in the possession and custody of any Transportation Company will be deemed to be covered under Insuring Agreement C; or

3.                                      located on the premises of any Transportation Company,

except when covered under Insuring Agreement A.

M.                                 This bond does not cover potential income, including interest and dividends not realized by the Insured.

N.                                    This bond does not cover damages of any type for which the Insured is legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond.

O.                                   This bond does not cover any fees, costs, or other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond except when covered under Insuring Agreement G.

P.                                     This bond does not cover indirect or consequential loss of any nature.

Q.                                   This bond does not cover loss resulting from any violation by the Insured or by any Employee:

1.                                      of law regulating: (i) the issuance, purchase or sale of securities; (ii) securities transactions upon security exchanges or over the counter market; (iii) investment companies; or (iv) investment advisers; or

2.                                      of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts that caused said loss involved fraudulent or dishonest conduct that would have caused a covered loss to the Insured in a similar amount in the absence of such laws, rules or regulations.

R.                                    This bond does not cover loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured or an Investment Adviser, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreement A or B.1.a.

S.                                      This bond does not cover loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, E or I.

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T.                                    This bond does not cover under Insuring Agreement I, in addition to all of the other exclusions, loss:

1.                                      resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System, who acts in good faith on instructions or advices received by telegraph, teletype, human voice over a telephone, or by any other means, unless such instructions or advices are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured or an Investment Adviser to design, develop, prepare, supply, service, write, or implement programs for the Computer System, except when covered under Insuring Agreement I.2.;

2.                                      caused by an employee or director of an automated clearing house (including a Federal Reserve Bank), service bureau, electronic communications systems (including Fedwire, CHIPS and SWIFT) or merchants who have contracted with the Insured to perform electronic funds transfer services; or

3.                                      resulting directly or indirectly from entries or changes made by an Employee acting in good faith on any electronic communication, unless such instructions are purportedly sent by a customer, Financial Institution, or automated clearing house, except when covered under Insuring Agreement I.2.

U.                                    This bond does not cover loss resulting directly or indirectly from Computer Fraud or mechanical breakdown or failure to function properly of any Computer System, except when covered under Insuring Agreement A, B, or I.

V.                                    This bond does not cover under Insuring Agreement I.2., in addition to all of the other exclusions, loss resulting directly or indirectly from the Insured’s or an Investment Adviser’s assumption of liability by contract unless the liability arises from a loss covered by Insuring Agreement I.2. and would be imposed on the Insured regardless of the existence of the contract.

W.                                This bond does not cover loss resulting directly or indirectly from theft, disappearance, destruction, or disclosure of intangible property or confidential information, including trade secrets, customer lists, customer’s intellectual property, confidential processing methods, formulas, patents, computer programs, negatives, drawings, manuscripts, prints and other records of a similar nature, whether such confidential information is owned by the Insured or an Investment Adviser or held by the Insured or Investment Adviser in any capacity including concurrently with another person.

X.                                   This bond does not cover expenses arising from a data security breach or incident, including forensic audit expenses, fines, penalties, expenses to comply with federal and state laws, payment card industry data security standards (if applicable), or expenses related to notifying affected individuals when the affected individual’s personally identifiable customer, financial or medical information was stolen, accessed, downloaded, or misappropriated while in the Insured’s care, custody, or control.

Y.                                    This bond does not cover under Insuring Agreement A.1., in addition to all of the other exclusions, loss resulting directly or indirectly from the alleged or actual destruction of Property by an Employee.

Z.                                    This bond does not cover loss, costs, or expenses the Insured or an Investment Adviser agrees to incur, or incurs on behalf of another person or entity, when the Insured is not legally obligated to incur such loss, costs, or expenses under the Uniform Commercial Code or any other common, case, or tort law, statute, rule, or code anywhere in the world, including any rule or code of any clearing or similar organization; except when covered under Insuring Agreement I.2.

AA.                           This bond does not cover loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee as to whom the bond has terminated pursuant to Condition R. Cancelation, Termination, Change or Modification, provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time the bond terminated or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time the bond terminated.

BB.                           This bond does not cover loss resulting from the unauthorized online Network, Computer System or internet access to a customer account maintained by the Insured, through the use of fraudulently obtained customer login, identification, password, or authentication information, except where such

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information has been obtained directly from unauthorized fraudulent access to a secure file containing such information on a Computer System, except when covered under Insuring Agreement I.2.

CC.                           This bond does not cover damages resulting from any civil, criminal, or other legal proceeding in which the Insured or Investment Adviser is adjudicated to have engaged in racketeering activity, except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances that result directly in a loss to the Insured covered by Insuring Agreement A. For purposes of this exclusion, “racketeering activity” is defined in 18 U.S.C. 1961 et seq., as amended.

DD.                           This bond does not cover any loss resulting directly or indirectly from a Fraudulent Instruction except when covered under Insuring Agreement I.2.

EE.                           This bond does not cover loss or expenses due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public information by the Insured, an Investment Adviser, or any Employee, or as a result of any Employee acting upon such information, whether or not authorized.

FF.                             This bond does not cover loss resulting directly or indirectly from the input of an Electronic Record into a Computer System, either on the premises of a customer of the Insured or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

VI.                               CONDITIONS

A.                                    ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership, or person, or any combination of them are included as the Insured herein:

1.                                      the total liability of the Company for loss or losses sustained by any one or more or all of them will not exceed the limit for which the Company would be liable hereunder if all such loss were sustained by any one of them;

2.                                      the Insured first named will be deemed authorized to make, adjust and receive and enforce payment of all claims under the bond and will be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms of this bond, provided however that the Company will furnish each named Insured with a copy of the bond and with any amendment to the bond, together with a copy of each formal filing of claim by any Insured and notification of the terms of any settlement of a claim prior to the execution of such settlement;

3.                                      the Company will not be responsible for the proper application of any payment made hereunder to the first named Insured; and

4.                                      knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured will for the purposes of Condition B., Condition H. or Condition R. of this bond constitute knowledge or discovery by all the Insureds.

B.                                    DISCOVERY

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when an officer or director of the Insured or of an Investment Adviser first becomes aware of facts that would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when an officer or director of the Insured or an Investment Adviser receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances that, if true, would constitute a loss under this bond.

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© 2016 The Travelers Indemnity Company. All rights reserved.

C.                                    BOND PERIOD

Bond Period means the period of one year following the inception date of this bond or any annual anniversary thereof, or if the time between the inception or annual anniversary date and the expiration date of this bond is less than one year, then such lesser period.

D.                                    SINGLE LOSS

Single Loss means all covered loss, including court costs and attorney’s fees incurred by the Company under General Agreement E., resulting from:

1.                                      any one act or series of related acts of burglary, robbery, or attempt thereat, in which no Employee is implicated;

2.                                      any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property;

3.                                      all acts or omissions other than those specified in 1. and 2. above, caused by any person (whether an Employee or not) or in which such person is implicated; or

4.                                      any one casualty or event not specified in 1., 2., or 3. above.

E.                                    SINGLE LOSS LIMIT OF INSURANCE

The Company’s liability for each Single Loss will not exceed the applicable Single Loss Limit of Insurance set forth in ITEM 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the Single Loss Limit of Insurance for each applicable Insuring Agreement or Coverage will apply separately to that part of the loss covered under such Insuring Agreement or Coverage, provided that the maximum payable for such Single Loss will not exceed the largest applicable Single Loss Limit of Insurance.

F.                                     DEDUCTIBLE

The Company is liable hereunder only for the amount by which any Single Loss exceeds the Single Loss Deductible Amount for the Insuring Agreement or Coverage applicable to such loss, subject to the applicable Single Loss Limit of Insurance.

If a Single Loss is covered under more than one Coverage within an Insuring Agreement, the Single Loss Deductible Amount set forth in ITEM 4 of the Declarations for each applicable Coverage will apply separately to the part of such Single Loss covered under such Coverage, however the sum of such Single Loss Deductible Amounts for such Single Loss will not exceed the highest applicable Single Loss Deductible Amount for any such Coverage.

The Insured will, in the time and in the manner prescribed in this bond, give the Company notice of any loss of the kind covered by the terms of this bond that exceeds 25% of the Single Loss Deductible Amount applicable to such loss, whether or not the Company is liable therefor, and upon the request of the Company will file with it a brief statement giving the particulars concerning such loss.

G.                                   NON-ACCUMULATION OF LIMITS

The Single Loss Limit of Insurance of the Company is not cumulative in amount from Bond Period to Bond Period, regardless of the number of years this bond is in force, the number of times this bond may be renewed or replaced, or the number of premiums that are payable or paid.

H.                                   NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS

1.                                      At the earliest practicable moment not to exceed 90 days after discovery of loss, the Insured or Investment Adviser must give the Company notice thereof.

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© 2016 The Travelers Indemnity Company. All rights reserved.

2.                                      Within six months after such discovery, the Insured or Investment Adviser must furnish to the Company proof of loss, duly sworn to, with full particulars.

3.                                      Lost Certificated Securities listed in a proof of loss will be identified by certificate or bond numbers if such securities were issued therewith.

4.                                      Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E., or to recover attorney’s fees paid in any such suit, will be brought within 24 months from the date upon which the judgment and such suit will become final.

5.                                      If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.

6.                                      This bond is for the use and benefit only of the Insured, and the Company will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceedings will be brought hereunder by anyone other than the Insured.

I.                                        VALUATION

1.                                      Money

Any loss of Money, or loss payable in Money, will be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the U.S. dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

2.                                      Securities

The Company will settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, will pay to the Insured the cost of replacing such securities, determined by their highest quoted market value at any time between the business day next preceding the discovery of the loss and the day that the loss is settled. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value will be determined by agreement or, at the option of the Insured, arbitration.

If the applicable coverage of this bond is subject to a Single Loss Deductible Amount or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

If, at the instance of the Company, the Insured or any customer of the Insured becomes principal upon any bonds, or gives any undertakings, required as a prerequisite to the reissuing or duplicating of any securities for the loss of which the Company is liable under this bond, the Company will become surety upon such bonds or undertakings without premium charge and will indemnify the Insured or such customer against any loss that the Insured or such customer may sustain by reason of having become principal upon any such bonds or having given any such undertakings. The amount of indemnity under this paragraph will not exceed the amount stated in ITEM 4 of the Declarations for the applicable Insuring Agreement.

3.                                      Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Company will be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other

IVBB-16001 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

materials plus the cost of labor for the actual transcription or copying of data that have been furnished by the Insured in order to reproduce such books and other records.

4.                                      Property other than Money, Securities, Books of Account or Other Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, except damage covered under Insuring Agreement B.2. or B.3., the Company will not be liable for more than the actual cash value of such Property. The Company may, at its election, pay the actual cash value of, repair or replace such Property.

With respect to damage of Property covered under Insuring Agreement B.2., the Company will be liable for the full cost of repair or replacement of such Property, without deduction for depreciation.

Disagreement between the Company and the Insured as to the cash value, replacement value or as to the adequacy of repair or replacement will be resolved by agreement or, at the option of the Insured, arbitration.

J.                                      ASSIGNMENT

In the event of payment under this bond, the Insured or Investment Adviser will deliver, if so requested by the Company, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

K.                                   SUBROGATION

In the event of payment under this bond, the Company will be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment. If the rules of a Depository provide that the Insured will be assessed for a portion of any judgment (or agreed settlement) taken by the Company based upon the assignment set forth in Condition J. above and the Insured actually pays such assessment, the Company will reimburse the Insured for the amount of the assessment. However, such reimbursement will not exceed the amount of the loss payment by the Company.

L.                                    RECOVERIES

1.                                      All recoveries, whether effected by the Company or by the Insured will be applied, after first deducting the costs and expenses incurred in obtaining such recovery, in the following order of priority:

a.                                      first, to the Insured to reimburse the Insured for loss sustained that would have been paid under this bond but for the fact that such loss is in excess of the Single Loss Limit of Insurance, provided however, such loss does not include claim expense payments made by the Insured in excess of the Single Loss Limit of Insurance of Insuring Agreement G and such payments will not be deemed excess for purposes of establishing order of priority;

b.                                      second, to the Company in satisfaction of amounts paid or to be paid to the Insured in settlement of the Insured’s claim;

c.                                       third, to the Insured in satisfaction of any Single Loss Deductible Amount; and

d.                                      fourth, to the Insured in satisfaction of any loss not covered under this bond.

2.                                      Recovery on account of loss of securities as set forth in Condition I.2., or recovery from reinsurance or indemnity of the Company, will not be deemed a recovery as used herein.

In determining the amount of any loss covered under this bond, all Money received by the Insured from any source whatsoever in connection with any matter from which a loss has arisen, including payments and receipts of principal, interest, dividends, commission, and the like, received prior to a loss settlement under this bond, will be deducted from the amount actually paid out, advanced, withdrawn, taken or otherwise lost or stolen. The value of all property received by the Insured from any source whatever and

IVBB-16001 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

whenever received, in connection with any matter from which a loss has arisen, will be valued as of the date received and will likewise be deducted from the claimed loss.

M.                                 COOPERATION

Upon the Company’s request, and at reasonable times and places designated by the Company, the Insured will:

1.                                      submit to examination by the Company and subscribe to the same under oath;

2.                                      produce for the Company’s examination all pertinent records; and

3.                                      cooperate with the Company in all matters pertaining to the loss.

The Insured will execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein.

The Insured will do nothing after discovery of loss to prejudice such rights or causes of action and must do everything reasonably necessary to secure those rights and causes of action.

N.                                    ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature that is a Forgery, or that it be obtained through trick, artifice, fraud or false pretenses, the alteration, Counterfeit, or signature must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

O.                                   LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE

With respect to any Single Loss that is recoverable or recovered in whole or in part under any other bonds or policies issued by the Company to the Insured or to any predecessor in interest of the Insured and canceled or terminated or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Company under this bond and under such other bonds or policies will not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Company and canceled, terminated or allowed to expire, the Company, with respect to any loss sustained prior to such cancelation, termination or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, will be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

P.                                     OTHER INSURANCE OR INDEMNITY

Coverage afforded hereunder applies only as excess over any valid and collectible insurance or indemnity obtained by:

1.                                      the Insured;

2.                                      anyone other than the Insured;

3.                                      a Transportation Company;

4.                                      another entity on whose premises the loss occurred or that employed the person causing the loss; or

5.                                      the messenger conveying the Property involved.

IVBB-16001 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

Q.                                   COVERED PROPERTY

This bond applies to loss of Property:

1.                                      that is owned by the Insured;

2.                                      that is held by the Insured in any capacity; or

3.                                      for which the Insured is responsible,

prior to or at the time of the occurrence of the loss. This bond is for the sole use and benefit of the Insured.

R.                                    CANCELATION, TERMINATION, CHANGE, OR MODIFICATION

1.                                      Cancelation

a.                                      This bond is canceled in its entirety immediately upon receipt by the Company of a Written notice from the Insured or an Investment Adviser of its desire to cancel this bond, provided the Insured or Investment Adviser has provided at least 60 days’ advance Written notice to the U.S. Securities and Exchange Commission (SEC). The Company will notify all other Insureds of the receipt of such a cancelation request from the Insured or Investment Adviser, however the cancelation will not be effective until 60 days after receipt of Written notice by all other Insureds.

b.                                      This bond is canceled in its entirety 60 days after the receipt by each Insured and the SEC, of a Written notice from the Company of its desire to cancel this bond.

c.                                       Coverage is canceled as to any Employee, or as to any partner, officer, or employee of any Electronic Data Processor 60 days after the receipt by the Insured and the SEC, of a written notice from the Company of its desire to cancel coverage under this bond as to such person.

2.                                      Termination

a.                                      This bond terminates in its entirety immediately upon the Expiration Date set forth in ITEM 2 of the Declarations.

b.                                      This bond terminates as to any Insured:

(1)                                 immediately upon the surrender of such Insured’s charter to any governmental authority; or

(2)                                 immediately upon the taking over of such Insured by a receiver or other liquidator or by any State or Federal official,

whichever occurs first.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured that is discovered after the effective date of such termination.

c.                                       Coverage terminates as to any Employee, or as to any partner, officer, or employee of any Electronic Data Processor:

(1)                                 as soon as any Director or Officer or Insured not in collusion with such person, learns of any dishonest or fraudulent employment related act, including Larceny or Embezzlement; or

(2)                                 60 days after any director or officer of the Insured not in collusion with such person, learns of any dishonest or fraudulent non-employment related act,

IVBB-16001 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

including Larceny or Embezzlement, that resulted in a loss of Property in excess of $25,000,

either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person.

However, termination of coverage as to any Employee as set forth in c.(1) and c.(2) of the preceding paragraph, will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3.                                      Change or Modification

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by Written endorsement issued to form a part of this bond and including the signature of the Company’s Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to 60 days after Written notification has been furnished to the SEC by the Insured, Investment Adviser or the Company. If more than one Insured is named under this bond, the Company will give Written notice to each Insured and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.

S.                                      DISCOVERY PERIOD

At any time prior to the cancelation or termination of this bond in its entirety, whether by the Insured, an Investment Adviser, or the Company, the Insured or an Investment Adviser may give to the Company written notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such cancelation or termination and will pay an additional premium therefor.

Upon receipt of such notice from the Insured or an Investment Adviser, the Company will give its written consent thereto; provided, that such additional period of time terminates immediately:

1.                                      on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

2.                                      upon any takeover of the Insured’s business by any state or federal official or agency, or by any receiver or liquidator acting or appointed for this purpose,

whichever occurs first, and without the necessity of the Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Company will refund on a pro-rata basis, any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any state or federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

The Company’s total liability for any loss discovered during such additional period of time is part of, and not in addition to, the Single Loss Limit of Insurance of the Bond Period that terminates immediately preceding the effective date of such additional period.

T.                                    HEADINGS

The titles of the various paragraphs of this bond and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit, expand or affect the provision to which they relate.

IVBB-16001 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.                                      The following is added to section II. INSURING AGREEMENTS, D. FORGERY OR ALTERATION:

Loss resulting from the Insured accepting, paying, or cashing any Negotiable Instrument or Withdrawal Order made or drawn on a customer’s account, which bears an unauthorized signature or an unauthorized endorsement, provided that the Insured has on file the signatures of all persons authorized to sign or endorse such Negotiable Instrument or Withdrawal Order.

2.                                      The following replaces section VI. CONDITIONS, N. ANTI-BUNDLING:

N.                                    ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature or endorsement which is a Forgery or which is unauthorized, or that it be obtained through trick, artifice, fraud, or false pretenses, such alteration, Counterfeit, signature, or endorsement must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company:                    Travelers Casualty and Surety Company of America

Policy Number:         106574591

IVBB-19010 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INVESTMENT COMPANY BOND - BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

As of the Effective Date of this endorsement, the Declarations is amended as follows:

Forms and endorsements amended:

IVBB-19004-0116

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company:                    Travelers Casualty and Surety Company of America                          Effective Date:08/19/2017

Policy Number:            106574591

IVBB-19001 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NAMED INSURED ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following are added to ITEM 1 of the Declarations as Insureds:

The Hartford Mutual Funds, Inc.	The Hartford Value Opportunities Fund (Hartford Quality Value Fund - effective November 1, 2017)
The Hartford Balanced Fund
The Hartford Balanced Income Fund	Hartford Schroders Emerging Markets Debt and Currency Fund
The Hartford Capital Appreciation Fund	Hartford Schroders Emerging Markets Equity Fund
The Hartford Checks and Balances Fund	Hartford Schroders Emerging Markets Multi-Sector Bond Fund
The Hartford Conservative Allocation Fund	Hartford Schroders Global Strategic Bond Fund
Hartford Core Equity Fund	Hartford Schroders Income Builder Fund
The Hartford Dividend and Growth Fund	Hartford Schroders International Multi-Cap Value Fund
Hartford Emerging Markets Equity Fund	Hartford Schroders International Stock Fund
The Hartford Emerging Markets Local Debt Fund	Hartford Schroders Tax-Aware Bond Fund
Hartford Environmental Opportunities Fund	Hartford Schroders US Small Cap Opportunities Fund
The Hartford Equity Income Fund	Hartford Schroders US Small/Mid Cap Opportunities Fund
The Hartford Floating Rate Fund	Hartford Series Fund, Inc.
The Hartford Floating Rate High Income Fund	Hartford Balanced HLS Fund
The Hartford Global All-Asset Fund	Hartford Capital Appreciation HLS Fund
Hartford Global Capital Appreciation Fund	Hartford Disciplined Equity HLS Fund
Hartford Global Equity Income Fund	Hartford Dividend and Growth HLS Fund
Hartford Global Impact Fund	Hartford Global Growth HLS Fund
The Hartford Global Real Asset Fund	Hartford Healthcare HLS Fund
The Hartford Growth Allocation Fund	Hartford High Yield HLS Fund
The Hartford Healthcare Fund	Hartford International Opportunities HLS Fund
The Hartford High Yield Fund	Hartford MidCap HLS Fund
The Hartford Inflation Plus Fund	Hartford MidCap Value HLS Fund
Hartford International Equity FundThe Hartford International Growth Fund	Hartford Small Company HLS Fund
Hartford Stock HLS Fund
The Hartford International Opportunities Fund	Hartford Total Return Bond HLS Fund
The Hartford International Small Company Fund	Hartford Ultrashort Bond HLS Fund
The Hartford International Value Fund	Hartford Value HLS Fund
Hartford Long/Short Global Equity Fund	Hartford HLS Series Fund II, Inc.
The Hartford MidCap Fund	Hartford Growth Opportunities HLS Fund
The Hartford MidCap Value Fund	Hartford Small Cap Growth HLS Fund
Hartford Moderate Allocation Fund	Hartford Small/Mid Cap Equity HLS Fund
Hartford Multi-Asset Income Fund	Hartford U.S. Government Securities HLS Fund
Hartford Municipal Income Fund	Hartford Funds Master Fund
The Hartford Municipal Opportunities Fund	Global Impact Master Portfolio
Hartford Municipal Short Duration Fund	Lattice Strategies Trust
The Hartford Quality Bond Fund	Hartford Multifactor Low Volatility US Equity ETF
Hartford Real Total Return Fund	Hartford Multifactor REIT ETF
The Hartford Short Duration Fund	Hartford Multifactor US Equity ETF
The Hartford Small Cap Core Fund	Hartford Multifactor Developed Markets (ex-US) ETF
The Hartford Small Company Fund	Hartford Multifactor Emerging Markets ETF
The Hartford Strategic Income Fund	Hartford Multifactor Global Small Cap ETF
The Hartford Total Return Bond Fund	Hartford Multifactor Low Volatility International Equity ETF
The Hartford Unconstrained Bond Fund	Hartford Funds Exchange Traded Trust
The Hartford World Bond Fund	Hartford Corporate Bond ETF
The Hartford Mutual Funds II, Inc.	Hartford Quality Bond ETF
The Hartford Growth Opportunities Fund	Hartford Funds NextShares Trust
The Hartford Municipal Real Return Fund
The Hartford Small Cap Growth Fund

Issuing Company:                    Travelers Casualty and Surety Company of America

Policy Number:            106574591

IVBB-19004 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CENTRAL HANDLING OF SECURITIES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section II. INSURING AGREEMENTS, B. ON PREMISES, paragraph 1.:

1.                                      Loss of Property resulting directly from:

a.                                      robbery, burglary, misplacement, mysterious unexplainable disappearance and damage or destruction; or

b.                                      theft, false pretenses or common law or statutory larceny, committed by a person physically present in an office of, or on the premises of, the Insured at the time the Property was surrendered, while the Property is lodged or deposited within offices or premises located anywhere. The premises of The Depository Trust Company of New York and any depository listed in the Depository Schedule below will be deemed premises of the Insured, but solely as respects loss of Certificated Securities. Coverage for Certificated Securities held by such depository is limited to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such depository.

Depository Schedule:

Depository                                                                                                                                                                                                                                                                                     Location

All systems utilized by the insured

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company:                    Travelers Casualty and Surety Company of America

Policy Number:            106574591

IVBB-19011 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

1

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

REPLACE INSURING AGREEMENT E. ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section II. INSURING AGREEMENTS, E.:

E.            SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1.              acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any Original Written document that is a (an):

a.              Certificated Security;

b.              Document of Title;

c.               deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;

d.              Certificate of Origin or Title;

e.               Certificate of Deposit;

f.                Evidence of Debt;

g.               corporate, partnership, or personal Guarantee;

h.              Security Agreement;

i.                  Instruction;

j.                 Statement of Uncertificated Security,

that

(1)         bears a handwritten signature material to the validity or enforceability of the Original Written document that is a Forgery, but only to the extent the Forgery causes the loss;

(2)         is altered, but only to the extent the alteration causes the loss; or

(3)         is lost or stolen;

2.              guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement, or any items listed in items 1.a. through 1.i. above;

3.              acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a Counterfeit, but only to the extent the Counterfeit causes the loss; or

Issuing Company:       Travelers Casualty and Surety Company of America

Bond Number:               106574591

IVBB-10003 Ed. 08-16

© 2016 The Travelers Indemnity Company. All rights reserved.

1

4.              become liable to any issuer of securities, transfer agent, registrar, redemption agent, depository, trustee, Financial Institution, or paying, distributing, or disbursing agent, or their respective legal representatives, successors, or assigns (collectively, “Agents and Issuers”) by reason of having executed an indemnity agreement with Agents and Issuers wherein such liability arises from the unauthorized use of the Insured’s Securities Transfer Agents Medallion Program (STAMP) imprint, STAMP Attorney Release imprint, Stock Exchange Medallion Program (SEMP) imprint, New York Stock Exchange Medallion Signature Program (MSP) imprint, Signature Validation Program (SVP) imprint, or other similar signature validation program for the purpose of:

a.              executing guarantees of signatures (within the meaning of § 8-312 of the Uniform Commercial Code) and executing other certifications and guarantees incident to the transfer, payment, exchange, or purchase of Certificated Securities, including erasure guarantees and one-and-the-same guarantees; and

b.              executing powers of substitution;

provided the imprint device used by the Insured is proven to have been lost, stolen, or counterfeited and then used for the unauthorized purpose stated above.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an Investment Adviser, a Custodian, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured’s having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

IVBB-10003 Ed. 08-16

© 2016 The Travelers Indemnity Company. All rights reserved.

2

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

HARTFORD SERIES FUND — CONNECTICUT CANCELATION, TERMINATION, CHANGE, OR MODIFICATION ENDORSEMENT, INCLUDING AMENDING CERTAIN BOND PROVISIONS FROM 60 TO 90 DAYS

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.              The following replaces section III. GENERAL AGREEMENTS, B.:

B.            CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS

If the Insured or an Investment Adviser, while this bond is in force, consolidates or merges with, or purchases or acquires assets, assets under management or liabilities of, or purchases or acquires more than 50% voting stock ownership of another institution (hereinafter referred to as a “Transaction”), coverage under this bond for loss which:

1.              has occurred or will occur in the offices or premises of such institution;

2.              has been caused or will be caused by any employee or employees of such institution; or

3.              has arisen or will arise out of the assets, assets under management or liabilities acquired by the Insured as a result of such Transaction,

is provided as follows:

a.              Automatic Loss Sustained Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is more than 25% of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is both discovered and for which the acts giving rise to the loss occur in their entirety on or after the effective date of the Transaction. This coverage terminates 90 days after the Transaction date, or the termination date of the bond, whichever comes earlier, unless the Insured provides notice to the Company and obtains the written consent of the Company to extend such coverage beyond said date and, upon obtaining such consent, pays to the Company an additional premium, if required.

b.              Automatic Discovery Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is 25% or less of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is discovered on or after the effective date of the Transaction, for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations, without additional premium being charged and without notice to the Company of the Transaction.

2.              The following replaces section IV. DEFINITIONS, R.1.:

R.            Employee means:

Issuing Company:      Travelers Casualty and Surety Company of America

Bond Number:               106574591

IVBB-10006 Ed. 10-16

© 2016 The Travelers Indemnity Company. All rights reserved.

1

1.              an officer, partner or other employee of the Insured, while such person is employed by and performing services for the Insured, and whom the Insured directly compensates by wages, salaries or commissions; or for 90 days after such individual’s termination of service, provided such termination is not due to employee fraud or dishonesty;

3.              The following replaces section VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE OR MODIFICATION:

R.            CANCELATION, TERMINATION, CHANGE, OR MODIFICATION

1.              Cancelation

a.              The Insured set forth in ITEM 1 of the Declarations may cancel this bond by mailing or delivering to the Company advance Written notice of cancelation, provided the Insured or Investment Adviser has provided at least 60 days’ advance Written notice to the U.S. Securities and Exchange Commission (SEC). The Company will notify all other Insureds of the receipt of such a cancelation request from the Insured or Investment Adviser, however the cancelation will not be effective until 60 days after receipt of Written notice by all other Insureds.

b.              The Company may cancel this bond in its entirety by mailing or delivering Written notice of cancelation as follows:

(1)         BONDS IN EFFECT LESS THAN 90 DAYS:

If this bond has been in effect for less than 90 days and is not a renewal of a bond the Company issued, the Company may cancel this bond for any reason by giving each Insured Written notice of cancelation at least 90 days before the effective date of cancelation, and giving the SEC Written notice at least 60 days before the effective date of cancelation.

(2)         BONDS IN EFFECT 90 DAYS OR MORE OR RENEWALS:

If this bond has been in effect for 90 days or more or this is a renewal of a bond the Company issued, the Company may cancel this bond by giving each Insured Written notice of cancelation at least 90 days before the effective date of cancelation and giving the SEC Written notice at least 60 days before the effective date of cancelation, provided the Company may only cancel coverage for one or more of the following reasons:

(a)         nonpayment of premium;

(b)         conviction of a crime arising out of acts increasing the hazard insured against;

(c)          discovery of fraud or material misrepresentation by the Insured in obtaining the bond or in perfecting any claim thereunder;

(d             discovery of any willful or reckless act or omission by the Insured increasing the hazard insured against;

(e)          a determination by the Commissioner that continuation of the bond would violate or place the Company in violation of the law;

(f)           physical changes in the property which increase the hazard injured against;

(g)          a material increase in the hazard insured against; or

(h)         a substantial loss of reinsurance by the Company affecting this particular line of insurance.

c.               The Company may not cancel policies in effect for 90 days or more, or renewal policies, for any reason other than the reasons described in paragraph 1.b.(2). above.

d.              If the Company cancels for nonpayment of premium, the Insured may continue the coverage and avoid

IVBB-10006 Ed. 10-16

© 2016 The Travelers Indemnity Company. All rights reserved.

2

the effect of the cancelation by making payment in full at any time prior to the effective date of cancelation.

e.               Notice of cancelation will be delivered or sent by:

(1)         Registered mail;

(2)         Certified mail; or

(3)         United States Mail evidenced by a United States Post Office certificate of mailing.

2.              Termination

a.              This bond terminates in its entirety immediately upon the Expiration Date set forth in ITEM 2 of the Declarations.

b.              This bond terminates as to any Insured:

(1)         immediately upon the surrender of such Insured’s charter to any governmental authority; or

(2)         immediately upon the taking over of such Insured by a receiver or other liquidator or by any State or Federal official,

whichever occurs first.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured that is discovered after the effective date of such termination.

c.               With respect to any Employee or any partner, officer or employee of any Electronic Data Processor, upon the detection by any Insured that such Employee or partner, officer or employee of any Electronic Data Processor (hereafter “detected Employee”) has committed any dishonest or fraudulent acts or theft, the Insured must immediately remove the detected Employee from a position that may enable the detected Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent acts or theft. The Insured, within 48 hours of such detection, must notify the Company with full and complete particulars of the detected dishonest or fraudulent acts or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory Employee of any Insured, who is not in collusion with the detected Employee, becomes aware that the detected Employee has committed any dishonest or fraudulent acts or theft.

Coverage under this bond with respect to such Employee will terminate upon Written notice from the Company to each Insured of not less than 90 days prior to the effective date of termination, and to the Securities and Exchange Commission of not less than 60 days prior to the effective date of termination, specified in such notice.

Termination of coverage as to any Employee or any partner, officer or employee of any Electronic Data Processor as set forth above will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3.               Change or Modification

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by Written endorsement issued to form a part of this bond and including the signature of the Company’s Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to no less than 60 days after Written notification has been furnished to the SEC by the Insured, Investment Adviser or the Company. If more than one Insured is named under this bond, the Company will give Written notice to each Insured not less than 90 days prior to the effective date of any change or

IVBB-10006 Ed. 10-16

© 2016 The Travelers Indemnity Company. All rights reserved.

3

modification that would adversely affect the rights of such Insured, and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.

4.              Nonrenewal

If the Company decides not to offer to renew this bond, the Company will mail or deliver to the Insured set forth in ITEM 1 of the Declarations, and to each Insured a Written notice of nonrenewal, stating the reason for nonrenewal, at least 90 days before the Expiration Date in ITEM 2 of the declarations and to the SEC at least 60 days before the Expiration Date in ITEM 2 of the declarations. This notice will be delivered or sent by:

(1)         Registered mail;

(2)         Certified mail; or

(3)         United States Mail evidenced by a certificate of mailing.

The Company will send any notices required by this Condition R. to the Insured set forth in ITEM 1 of the Declarations at the last mailing address known to the Company, to the SEC, and to each other Insured at their last address known to the Company. Notice of cancelation will state the effective date of cancelation. The Policy Period set forth in ITEM 2 of the Declarations will end on that date. If this bond is canceled, the Company will send the Insured set forth in ITEM 1 of the Declarations any premium refund due, calculated on a pro rata basis. The cancelation will be effective even if the Company has not made or offered a refund.

If notice is mailed, proof of mailing is sufficient proof of notice.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

IVBB-10006 Ed. 10-16

© 2016 The Travelers Indemnity Company. All rights reserved.

4

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

TELEFACSIMILE TRANSACTIONS INSURING AGREEMENT ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.              The following is added to ITEM 4 of the DECLARATIONS:

	SINGLE LOSS	SINGLE LOSS
	LIMIT OF	DEDUCTIBLE
INSURING AGREEMENT	INSURANCE	AMOUNT

TELEFACSIMILE TRANSACTIONS	$2,500,000	$250,000

2.              The following is added to section II. INSURING AGREEMENTS:

TELEFACSIMILE TRANSACTIONS

Loss resulting directly from a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the intent to deceive; provided, that the Insured receiving such request maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring Agreement.

The Company will not be liable under this Telefacsimile Transactions Insuring Agreement for loss covered under Insuring Agreement A, Fidelity, of this bond.

3.              The following are added to section IV. DEFINITIONS:

Designated means or refers to a written designation signed by a shareholder of record of a fund, either in such shareholder’s initial application for the purchase of shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

Designated Fax Procedures means the following procedures:

1.              Retention: All Telefacsimile Transaction requests will be retained for at least six months. Requests will be capable of being retrieved and produced in legible form within a reasonable period of time after retrieval is requested.

2.              Identity Test: The identity of the sender in any request for a Telefacsimile Transaction will be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.

3.              Contents: A Telefacsimile Transaction will not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by: (a) any shareholder or subscriber to shares issued by a fund, or (b) any Financial Institution.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number:          106574591

IVBB-10007 Ed. 10-16

© 2016 The Travelers Indemnity Company. All rights reserved.

1

4.              Written Confirmation: A written confirmation of each Telefacsimile Transaction will be sent to the shareholder to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured’s next regular processing cycle, but no later than five business days following such Telefacsimile Transaction.

Fax Election means any election concerning dividend options available to fund shareholders that is requested through a Telefacsimile System.

Fax Exchange means any exchange of shares in a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through a Telefacsimile System.

Fax Purchase means any purchase of shares issued by an investment company that is requested through a Telefacsimile System.

Fax Redemption means any redemption of shares issued by an investment company that is requested through a Telefacsimile System.

Signature Guarantee means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

Telefacsimile System means a system of transmitting and reproducing fixed graphic material, including printing, by means of signals transmitted over telephone lines.

Telefacsimile Transaction means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.

4.              The following replaces section V. EXCLUSIONS, A.:

A.            This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F, G, or the Telefacsimile Transactions Insuring Agreement.

5.              The following are added to section V. EXCLUSIONS:

This bond does not cover loss resulting from:

1.              any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to anyone other than: (a) the shareholder of record; (b) a person Designated in the initial application or in writing at least one day prior to such redemption to receive redemption proceeds; or (c) a bank account Designated in the initial application or in writing at least one day prior to such redemption to receive redemption proceeds;

2.              any Fax Redemption of fund shares that had been improperly credited to a shareholder’s account, where such shareholder: (a) did not cause, directly or indirectly, such shares to be credited to such account; and (b) directly or indirectly received any proceeds or other benefit from such redemption;

3.              any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account that was designated: (a) over the telephone or by telefacsimile at least 15 days prior to such redemption; or (b) in the initial application or in writing at least one day prior to such redemption;

4.              the intentional failure to adhere to one or more Designated Fax Procedures; or

5.              the failure to pay for shares attempted to be purchased.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

IVBB-10007 Ed. 10-16

© 2016 The Travelers Indemnity Company. All rights reserved.

2

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

REPLACE DEFINITION OF FORGERY ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.              The following replaces section IV. DEFINITIONS, U. FORGERY:

U.            Forgery means signing the name of another person or organization with a handwritten signature directly applied to a Written document without authority, and with the intent to deceive.

A signature that is a mechanical or electronic reproduction of a handwritten signature produced by a mechanical check writing machine or a computer printer is treated the same as the handwritten signature. Any other Electronic Signature, however, is not treated the same as a mechanical or electronic reproduction of a handwritten signature and is not a Forgery.

Forgery does not mean a signature that consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

2.              The following is added to section IV. DEFINITIONS:

Electronic Signature means an electronic sound, symbol, or process attached to or logically associated with an Electronic Record and executive or adopted by a person with the intent to sign the Electronic Record.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number:          106574591

IVBB-10008 Ed. 10-16

© 2016 The Travelers Indemnity Company. All rights reserved.

1

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

REPLACE DEFINITION OF NEGOTIABLE INSTRUMENT ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section IV. DEFINITIONS, GG.:

GG.                         Negotiable Instrument means a Written document, that:

1.              is signed by the maker or drawer;

2.              contains an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

3.              is payable on demand or at a definite time; and

4.              is payable to order or bearer.

Negotiable Instrument also means: a counterfeit check or Substitute Check, bills of exchange; promissory notes or other Written promises, orders, or directions to pay sums certain in Money; due bills; money orders; warrants; orders upon public treasuries; written instructions, advices or applications directed to the Insured authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property; receipts for Property bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number:          106574591

IVBB-10009 Ed. 10-16

© 2016 The Travelers Indemnity Company. All rights reserved.

1

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATED PHONE SYSTEMS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.              The following is added to ITEM 4. of the Declarations

	SINGLE LOSS	SINGLE LOSS
	LIMIT OF	DEDUCTIBLE
INSURING AGREEMENT	INSURANCE	AMOUNT

AUTOMATED PHONE SYSTEMS	$10,000,000	$250,000

2.              The following is added to section II. INSURING AGREEMENTS:

AUTOMATED PHONE SYSTEMS (“APS”)

Loss caused directly by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive the Insured; provided that the entity that receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement.

2.              The following are added to section IV. DEFINITIONS:

APS or Automated Phone System means an automated system that receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; but does not include transmissions from a Computer System or part thereof.

APS Designated Procedures means the following procedures:

1.              Logging: All APS Transaction requests must be logged or otherwise recorded so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a request, and the records must be retained for at least six months. Information contained in the records must be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

2.              Identity Test: The identity of the caller in any request for an APS Transaction must be tested before executing that APS Transaction by requiring the entry by the caller of an identification number consisting of at least four digits or characters.

3.              Contemporaneous Confirmation: All information in each request for an APS Transaction that is necessary to effect such APS Transaction must be contemporaneously repeated to the caller, and no such APS Transaction will be executed unless the caller has confirmed the accuracy of such information.

4.              Written Confirmation: A written confirmation of each APS Transaction must be sent to the shareholders to whose account such APS Transaction relates, at the record address, by the end of the Insured’s next regular processing cycle, but no later than five business days following such APS Transaction.

5.              Access to APS Equipment: Physical access to APS Equipment must be limited to duly authorized personnel.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number:          106574591

IVBB-10010 Ed. 11-16

© 2016 The Travelers Indemnity Company. All rights reserved.

1

APS Election means any election concerning dividend options available to the Insured’s shareholders that is requested through an Automated Phone System.

APS Exchange means any exchange of shares in a registered account of one Insured into shares in an identically registered account of another Insured in the same complex pursuant to exchange privileges of the two Insureds, which exchange is requested through an Automated Phone System.

APS Purchase means any purchase of shares issued by an Investment Advisor that is requested through an Automated Phone System.

APS Redemption means any redemption of shares issued by an Investment Advisor that is requested through an Automated Phone System.

APS Transaction means any APS Redemption, APS Election, APS Exchange, or APS Purchase.

Officially Designated means designated in writing signed by a shareholder of record of an Insured, either in such shareholder’s initial application for the purchase of an Insured’s shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

Signature Guarantee means a Written guarantee of a signature that is made by a Financial Institution whose deposits are insured by the Federal Deposit Insurance Corporation, or by a broker that is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3.              Solely with respect to the Automated Phone Systems Insuring Agreement, the following are added to section V. EXCLUSIONS:

This bond does not cover:

a.              Any loss covered under any other Insuring Agreement of this bond:

b.              Any loss resulting directly or indirectly from:

(1)         Any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds;

(2)         Any APS Redemption of an Insured’s shares that had been improperly credited to a shareholder’s account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption;

(3)         Any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account that was either (i) designated over the telephone fewer than 30 days prior to such redemption, or (ii) designated in writing less than one day prior to such redemption;

(4)         The failure to pay for shares attempted to be purchased, or

(5)         The intentional failure to adhere to one or more APS Designated Procedures.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

IVBB-10010 Ed. 11-16

© 2016 The Travelers Indemnity Company. All rights reserved.

2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CONNECTICUT CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section VI. CONDITIONS, H. NOTICE — PROOF OF LOSS - LEGAL PROCEEDINGS, 4.:

4.                                      Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of five years from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E, or to recover attorney’s fees paid in any such suit, will be brought within five years from the date upon which the judgment and such suit becomes final.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company:               Travelers Casualty and Surety Company of America

Policy Number:                 106574591

IVBB-17005 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

1

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)

National Union Fire Insurance Company of Pittsburgh, Pa.®

A capital stock company

Policy Number:                       01-833-50-93                                                                                                                                                                                                                                                                                                          Replacement of:       01-724-82-91

EXCESS EDGE®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	HARTFORD SERIES FUND, INC.

Policyholder Address:	CORPORATE RISK MANAGEMENT	Limit of Liability:	$10,000,000
	ONE HARTFORD PLAZA, HO-GL-09
	HARTFORD, CT 06155	Total Underlying Limits:	$10,000,000

Policyholder Domicile:	Connecticut	Policy Period: From:	August 19, 2017

Insurer Address:	175 Water Street	To:	August 19, 2018
	New York, NY 10038	Premium:	$18,500

Claims Address: e-mail:	c-claim@AIG.com
Mail:	AIG, Financial Lines Claims
	P.O. Box 25947
	Shawnee Mission, KS 66225

SCHEDULE OF UNDERLYING COVERAGE

Underlying
Underlying Insurer	Underlying Policy	Underlying Limit	Policy Period
PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

The Policy Period incepts and expires as of 12:01 A.M. at the Policyholder Address. Terms with “Bold” typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the “Followed Policy” means the policy in the Schedule with an “*” at the beginning of its row, but only with respect to the following Followed Coverage Section(s): PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM.

1482037

103224 (02/10)	© All rights reserved.

1

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the “Insurer”) and insureds agree as follows:

INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the Followed Policy, as modified by and subject to the terms, conditions and limitations of this policy.

The Insurer’s coverage obligations under this policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments by, on behalf of or in the place of the Underlying Insurers of amounts covered under the Underlying Policies. This policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payments by others of covered amounts under that Underlying Policy. The risk of uncollectability of any part of the Total Underlying Limits, for any reason, is expressly retained by the Policyholder and any insureds, and is not insured under this policy or assumed by the Insurer.

LIMIT OF LIABILITY	The Limit of Liability is the aggregate limit of the Insurer’s liability for all coverage under this policy.

NOTICES

Where the Followed Policy requires or permits notice to its insurer, the Policyholder or the insureds have the same obligations and rights to notify the Insurer under this policy, except that with respect to this policy, any notice to the Insurer must be directed as follows: (i) for claims-related matters, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the Underlying Insurer of the Followed Policy in accordance with the terms, conditions and limitations of the Followed Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Policyholder, its subsidiaries and any insureds shall provide the Insurer with such information, assistance and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer’s position or potential rights of recovery.

RELIANCE

The Insurer has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the Underlying Policies, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES

If, subsequent to the issuance of the Followed Policy, the terms, conditions or limitations of an Underlying Policy are modified, the insureds must notify the Insurer in writing, as soon as practicable, of such modification. If any changes to the Followed Policy: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the Insurer reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	AUTHORIZED REPRESENTATIVE	SECRETARY

COUNTERSIGNATURE	DATE	COUNTERSIGNATURE LOCATION
(WHERE REQUIRED BY LAW)

AON RISK SERVICES NORTHEAST INC

199 WATER ST

NEW YORK, NY 10038-3526

1482037

103224 (02/10)	© All rights reserved.

2

SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended as follows:

1.              To delete the stated SCHEDULE OF UNDERLYING COVERAGE in its entirety and replace it with the following:

SCHEDULE OF UNDERLYING COVERAGE

				Underlying
	Underlying Insurer	Underlying Policy	Underlying Limit	Policy Period
*	Travelers Casualty and Surety Company of America	106574591	$10,000,000 Primary	08/19/2017 to 08/19/2018

103496 (11/09)                                                                                                                                                                                                              © All rights reserved.

2.                                      To delete the Definition of “Followed Policy” and replace it with the following:

“Followed Policy” means the policy in the Schedule with an “*” at the beginning of its row, but only with respect to the following Followed Coverage Section(s): ICBB

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

1482037

103496 (11/09)	© All rights reserved.

2

ENDORSEMENT# 1

This endorsement, effective at 12:01 AM August 19, 2017 forms a part of Policy number 01-833-50-93

Issued to: HARTFORD SERIES FUND, INC.

By:                          National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

EXCESS INSURANCE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding any of the terms and conditions of the Followed Policy, this policy does not cover loss resulting directly or indirectly from the: (i) theft, disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

(1)        confidential or non-public; or

(2)        personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 001

113027 (10/12)

1

ENDORSEMENT# 2

This endorsement, effective at 12:01 AM August 19, 2017 forms a part of Policy number 01-833-50-93

Issued to: HARTFORD SERIES FUND, INC.

By:                                    National Union Fire Insurance Company of Pittsburgh, Pa.

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

EXCESS INSURANCE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

It is agreed that:

1.                      Notwithstanding any of the terms and conditions of the Followed Policy, this policy does not cover loss that is an indirect or consequential result of an Occurrence, including but not limited to loss resulting from payment of damages of any type for which the Insured is legally liable.

2.                      Solely for purposes of this endorsement, “Occurrence” means the occurrence of any of the perils specified in the Insuring Agreements of the Followed Policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 002

113029 (10/12)

1

ENDORSEMENT# 3

This endorsement, effective at 12:01 AM August 19, 2017 forms a part of Policy number 01-833-50-93

Issued to: HARTFORD SERIES FUND, INC.

By:         National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 003

119679 (9/15)

1

ENDORSEMENT# 4

This endorsement, effective 12:01 AM August 19, 2017 forms a part of policy number 01-833-50-93 issued to HARTFORD SERIES FUND, INC.

by                     National Union Fire Insurance Company of Pittsburgh, Pa.

LIMIT OF LIABILITY AMENDED (SINGLE LOSS LIMIT OF LIABILITY WITHOUT AGGREGATE LIMIT)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.                                   The Limit of Liability in the Declarations is deleted in its entirety and replaced with the following:

Limit of Liability:                                                                                                                                                        Single Loss Limit of Liability: $10,000,000

2.                                   The LIMIT OF LIABILITY Clause is deleted in its entirety and replaced with the following:

The Insurer’s liability for each Single Loss shall not exceed the Single Loss Limit of Liability set forth in the Limit of Liability section of the DECLARATIONS of this policy.

3.                                 The term “ Single Loss” as used in this policy shall have the same meaning attributed to such term in the Followed Policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

M123498 (01/17)	END 4

ENDORSEMENT# 5

This endorsement, effective 12:01 AM August 19, 2017 forms a part of policy number 01-833-50-93 issued to HARTFORD SERIES FUND, INC.

by                                  National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER	DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
103496	11/09	SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM
113027	10/12	PROTECTED INFORMATION EXCLUSION
113029	10/12	INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
M123498	01/17	LIMIT OF LIABILITY AMENDED (SINGLE LOSS LIMIT OF LIABILITY WITHOUT AGGREGATE LIMIT)
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 005

78859 (10/01)

1

CLAIM REPORTING FORM

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number: 01-833-50-93	Date:

Type of Coverage: D&O ☐       E&O ☐       Fidelity ☐ (complete the Fidelity Supplemental on the next page)

Insured’s Name, as given on Policy Declarations (Face Page):

HARTFORD SERIES FUND, INC.

Contact Person:

Title:

Phone: (                      )                    -                          Ext

eMail:                                                                                                                  @

Case or Claimant Name:

If the party involved is different from “Insured” Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent: AON RISK SERVICES NORTHEAST INC

Address: 199 WATER ST, NEW YORK, NY 10038-3526

Address:

Contact: JOHN MACKO                                                                  Phone:

eMail: john.macko@aon.com

Send Notice of Claims to:	AIG	Phone: (888) 602- 5246
	Financial Lines Claims	Fax: (866) 227- 1750
	P.O. Box 25947	Email: c- Claim@AIG.com
Shawnee Mission, KS 66225

CLAIM REPORTING FORM

FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number: 01-833-50-93

Date of Discovery:	Estimated Amount of loss:

Cause of Loss:	Employee Dishonesty	☐	Computer Fraud	☐

	Funds Transfer	☐	Robbery/Burglary	☐

	ID Theft	☐	Forgery	☐

	Client Property	☐	In Transit	☐

	ERISA	☐	Credit Card Forgery	☐

	Other	☐	if Other, describe:	☐

Send Notice Of Claims To:	AIG	Phone: (888) 602- 5246
	Financial Lines Claims	Fax: (866) 227-1750
	P.O. Box 25947	Email: c- Claim@AIG.com
Shawnee Mission, KS 66225

centralized Customer Link and Information Management

DECLARATIONS
EXCESS INSURANCE POLICY

ACCOUNT NUMBER	233788
COVERAGE PROVIDED BY	Continental Casualty Company
(hereafter Insurer)
POLICY NUMBER	596358018

Item 1: NAMED ENTITY AND PRINCIPAL ADDRESS	PRODUCER
Hartford Series Fund, Inc.	AON RISK SERVICES NORTHEAST, INC
One Hartford Plaza	199 WATER STREET, 32ND FLOOR
HO-GL-09	NEW YORK, NY 10038
Hartford, CT 06115

Attn:	John Macko

Item 2.	Policy	8/19/2017 To 8/19/2018	Item 3. Limit of Liability
	Period:		$5,000,000 maximum aggregate Limit of Liability
		12:01 a.m. Standard Time at the Principal	under the Policy
Address stated in Item 1.

Item 4.	Schedule of Underlying Insurance:
A. Followed Policy

Name of Carrier	Policy No	Limits	Ded/Ret Amount
Travelers Casualty and Surety Company of America	106574591	$10,000,000	$250,000

B. Underlying Excess Policies:	*** SEE ATTACHED SCHEDULE ***

Item 5.	Policy Premium	$7,000

Item 6.	Notices of Claims:	All other Notices:
CNA — Claims Reporting
	P.O Box 8317	Open Brokerage Global Specialty Lines
	Chicago, IL 60680-8317	CNA Insurance Company
	Email address: SpecialtyNewLoss@cna.com	125 Broad Street — 8th Floor
	Fax Number: 866-773-7504	New York, NY 10004

Item 7.	Endorsements forming a part of this Policy at inception:
	GSL-24999-XX	2011-01-01	Follow Form Endorsement
	GSL-43879-XX	2011-08-01	Non-Aggregated Limit Of Liability For Use With Excess Fidelity Bonds
And Commercial Crime

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:	Date:	February 20, 2018

G-22076-B(c) (ED. 06-10)

© CNA All Rights Reserved.

1

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of

National Union Fire Insurance Company of Pittsburgh, Pa.	01-833-50-93	$10,000,000	$10,000,000

G-22076-B(c) (ED. 06-10)

© CNA All Rights Reserved.

2

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.                FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds. The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II.           LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer’s obligations under this Policy shall be deemed completely fulfilled and extinguished.

III.      CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit, but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.

IV.       INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the Followed Policy and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer’s position or rights of recovery.

V.            NOTICES

Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman	Secretary

G-22075-B (Ed. 06-10)

© CNA All Rights Reserved.

1

FOLLOW FORM ENDORSEMENT

In consideration of the premium paid for this policy, it is agreed as follows:

It is further understood and agreed that coverage under this policy shall be subject to the provisions of Endorsement #2 — Protected Information Exclusion issued by National Union Fire Insurance Company OF Pittsburgh, Pa. in lieu of any comparable provisions of the Followed Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL24999XX (1-11)	Policy No:	596358018
Page 1	Endorsement No:	1
Continental Casualty Company	Effective Date:	08/19/2017
Insured Name: Hartford Series Fund, Inc.

© CNA All Rights Reserved.

NON AGGREGATED LIMIT OF LIABILITY
FOR USE WITH EXCESS FIDELITY BONDS AND COMMERCIAL CRIME

In consideration of the premium paid for this Policy, it is hereby understood and agreed that the Policy is amended as follows:

1.                                      Item 3. of the Declarations is deleted in its entirety and replaced with the following:

Item 3. Limit of Liability:

$5,000,000

2.                                      Section II. LIMIT OF LIABILITY is deleted in its entirety and replaced with the following:

The Limit of Liability set forth in Item 3. of the Declarations shall be the maximum Limit of Liability of the Insurer for each loss under this Policy, provided that:

(A)                               all loss caused by or involving any Employee acting alone or in collusion with other persons, or any group of Employees acting together, even if in collusion with other persons, whether the result of a single act or multiple acts; or

(B)                               all loss

i)                                         involving forgery or alteration of financial instruments, caused, or contributed to, by any one person, who is not an Employee, acting alone or in collusion with others, or in which any such person is implicated, whether the loss involves one or more instruments;

ii)                                      not involving an Employee or forgery or alteration of financial instruments caused by (a) a single act, or series of related acts, (b) any act or acts involving one person, or a group of persons acting together, or (c) an act or event, or a series of related acts or events, not involving any identifiable person.

will be treated as a single loss subject to the Limit of Liability set forth in Item 3. of the Declarations.

3.                                      The Policy is amended to add the following new sections:

•                                          DEFINITIONS

Employee shall have the same definition as set forth in the Followed Policy.

All other terms and conditions of the Policy remain unchanged.

GSL43879XX (8-11)	Policy No:	596358018
Page 1	Endorsement No:	2
Continental Casualty Company	Effective Date:	08/19/2017
Insured Name: Hartford Series Fund, Inc.

© CNA All Rights Reserved.

SECRETARY’S CERTIFICATE

I, Thomas R. Phillips, Secretary of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., Hartford Funds Master Fund, Hartford Funds NextShares Trust, Hartford Funds Exchange-Traded Trust, and Lattice Strategies Trust (each a “Registrant” and collectively, the “Registrants”), hereby certify that the following resolutions were adopted by the Boards of Directors/Trustees at their meeting held on August 1-2, 2017:

RESOLVED, that each of the officers of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc., Hartford Funds Master Fund, and Hartford Funds NextShares Trust (collectively, the “Mutual Fund Parties”) is hereby authorized to enter into a joint fidelity bond written by several insurance companies described in the materials previously provided and presented at this meeting, so that the amount of insurance is equal to the greater of $25 million or the amount required by the Investment Company Act of 1940, as amended (“1940 Act”), (the “Joint Bond”), in substantially the form presented at this meeting, for the period ending on or about August 19, 2018; and

FURTHER RESOLVED, that, upon the election of each member of the Boards of Directors/Trustees of the Mutual Fund Parties by the shareholders of Hartford Funds Exchange-Traded Trust and shareholders of Lattice Strategies Trust (collectively, the “ETF Parties” and, together with the Mutual Fund Parties, the “Registrants”) at the Joint Special Meeting of Shareholders of the ETF Parties scheduled for October 3, 2017, including any adjournment thereof (the “ETF Effective Date”), each of the officers of the Registrants is hereby authorized approve amending the coverage under the Joint Bond to include the ETF Parties, with such coverage to be effective upon the ETF Effective Date, so that the amount of insurance under the Joint Bond remains equal to the greater of $25 million or the amount required under the 1940 Act, subject to the same terms as substantially presented at this meeting; and it is

FURTHER RESOLVED, that for the purpose of the following resolutions, the term “Registrants” shall mean the Mutual Fund Parties for the period prior to the ETF Effective Date, and such term shall include all Registrants, as defined above, effective upon the ETF Effective Date; and it is

FURTHER RESOLVED, that the Joint Bond will cover, among other things, the officers of the Registrants in accordance with the requirements of Rule 17g-1 under the 1940 Act; and it is

FURTHER RESOLVED, that after considering such factors as: the value of the aggregate assets of the Registrants to which any person covered under the Joint Bond may have access; the types and terms of the arrangements for the custody and safekeeping of such assets and the nature of the securities in the portfolio of each Registrant, Management has represented and it is the judgment of each Board that the form of and the amount of the Joint Bond are reasonable, and are hereby approved; and it is

FURTHER RESOLVED, that in approving the Joint Bond, the Board of Directors (the “Board”) of each Registrant has also given due consideration to, among other things, (i) the total amount of the Joint Bond; (ii) the amount of the premium of the Joint Bond; (iii) the ratable allocation of the total premium among all the insureds; and (iv) that the share of the premium allocated to each Registrant under the Joint Bond is less than the premium that each Registrant would have had to pay had each Registrant maintained a single insured bond; and its

FURTHER RESOLVED, that each of the officers of each Registrant is hereby authorized and directed to enter into an agreement on behalf of the Registrant, as required by Rule 17g-1(f) under the 1940 Act, with each of the other insured Registrants, providing in substance that in the event any recovery is received under the Joint Bond as a result of a loss sustained by the Registrant and also by one or more of the other insured Registrants, the Registrant shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1); and it is

FURTHER RESOLVED, that each of the officers of each Registrant is hereby authorized and directed to pay on behalf of that Registrant its respective portion of the total premium, pro rata based on net assets; and it is

FURTHER RESOLVED, that each of the officers of each Registrant is hereby instructed to make all filings with the Securities and Exchange Commission and to give all notices required by Rule 17g-1 under the 1940 Act on behalf of the Registrant with respect to the Joint Bond; and it is

FURTHER RESOLVED, that each of the officers of each Registrant is hereby authorized and directed to increase the amount of the Joint Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts; and it is

FURTHER RESOLVED, that each of the officers of each Registrant is hereby authorized to execute and deliver such documents as may be necessary to effect the policy and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions and to comply with Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 26th day of February 2018.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Secretary

Joint Insured Investment Company Blanket Bond

Joint Agreement for Proportionate Recovery

Effective as of August 19, 2017

as amended effective as of October 3, 2017

In accordance with Rule 17g-1(f) of the Investment Company Act of 1940, The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., Hartford Funds Master Fund, and Hartford Funds NextShares Trust (the “Mutual Fund Parties”); and Hartford Fund Exchange-Traded Trust and Lattice Strategies Trust (the “ETF Parties” and, together with the Mutual Fund Parties, the “Parties” and each series thereof, a “Fund”) hereby agree as follows:

WHEREAS, each of the Mutual Fund Parties is an insured under the Investment Company Bond issued by Travelers Casualty and Surety Company of America (the “Bond”), effective August 19, 2017;

WHEREAS, each of the ETF Parties became an insured under the Bond effective October 3, 2017;

WHEREAS, the Bond provides joint fidelity bond coverage in accordance with Rule 17g-1; and

WHEREAS, under the terms of the Bond, the fidelity coverage is $25 million per occurrence; and in consideration of the benefits provided by the purchase of the joint Bond coverage,

NOW, THEREFORE, IT IS AGREED THAT:

In the event recovery is received under the Bond as a result of a loss sustained by a Fund and another of the Parties, the Fund shall receive an equitable and proportionate share of the recovery, at least equal to the amount that it would have received had the Fund provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

IN WITNESS WHEREOF, the Parties hereto have caused this agreement to be executed by their duly authorized representative.

The Hartford Mutual Funds, Inc.* The Hartford Mutual Funds II, Inc.* Hartford Series Fund, Inc.* Hartford HLS Series Fund II, Inc.*	Hartford Funds Master Fund* Hartford Funds NextShares Trust* Hartford Funds Exchange-Traded Trust* Lattice Strategies Trust*

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Secretary

* For itself and on behalf of its series listed on Appendix A.

APPENDIX A

The Hartford Mutual Funds, Inc.	The Hartford Mutual Funds II, Inc.
The Hartford Balanced Fund	The Hartford Growth Opportunities Fund
The Hartford Balanced Income Fund	The Hartford Municipal Real Return Fund
The Hartford Capital Appreciation Fund	The Hartford Small Cap Growth Fund
The Hartford Checks and Balances Fund	Hartford Quality Value Fund
The Hartford Conservative Allocation Fund	Hartford Schroders Emerging Markets Debt and Currency Fund
Hartford Core Equity Fund	Hartford Schroders Emerging Markets Equity Fund
The Hartford Dividend and Growth Fund	Hartford Schroders Emerging Markets Multi-Sector Bond Fund
Hartford Emerging Markets Equity Fund	Hartford Schroders Global Strategic Bond Fund
The Hartford Emerging Markets Local Debt Fund	Hartford Schroders International Multi-Cap Value Fund
Hartford Environmental Opportunities Fund	Hartford Schroders International Stock Fund
The Hartford Equity Income Fund	Hartford Schroders Tax-Aware Bond Fund
The Hartford Floating Rate Fund	Hartford Schroders US Small Cap Opportunities Fund
The Hartford Floating Rate High Income Fund	Hartford Schroders US Small/Mid Cap Opportunities Fund
The Hartford Global All-Asset Fund
Hartford Global Capital Appreciation Fund	Hartford Series Fund, Inc.
Hartford Global Equity Income Fund	Hartford Balanced HLS Fund
Hartford Global Impact Fund	Hartford Capital Appreciation HLS Fund
The Hartford Global Real Asset Fund	Hartford Disciplined Equity HLS Fund
The Hartford Growth Allocation Fund	Hartford Dividend and Growth HLS Fund
The Hartford Healthcare Fund	Hartford Global Growth HLS Fund
The Hartford High Yield Fund	Hartford Healthcare HLS Fund
The Hartford Inflation Plus Fund	Hartford High Yield HLS Fund
Hartford International Equity Fund	Hartford International Opportunities HLS Fund
The Hartford International Growth Fund	Hartford MidCap HLS Fund
The Hartford International Opportunities Fund	Hartford MidCap Value HLS Fund
The Hartford International Small Company Fund	Hartford Small Company HLS Fund
The Hartford International Value Fund	Hartford Stock HLS Fund
Hartford Long/Short Global Equity Fund	Hartford Total Return Bond HLS Fund
The Hartford MidCap Fund	Hartford Ultrashort Bond HLS Fund
The Hartford MidCap Value Fund	Hartford Value HLS Fund
Hartford Moderate Allocation Fund
Hartford Multi-Asset Income Fund	Hartford HLS Series Fund II, Inc.
Hartford Municipal Income Fund	Hartford Growth Opportunities HLS Fund
The Hartford Municipal Opportunities Fund	Hartford Small Cap Growth HLS Fund
Hartford Municipal Short Duration Fund	Hartford Small/Mid Cap Equity HLS Fund
The Hartford Quality Bond Fund	Hartford U.S. Government Securities HLS Fund
Hartford Real Total Return Fund
The Hartford Short Duration Fund	Lattice Strategies Trust
Hartford Small Cap Core Fund	Hartford Multifactor Developed Markets (ex-US) ETF
The Hartford Small Company Fund	Hartford Multifactor Emerging Markets ETF
The Hartford Strategic Income Fund	Hartford Multifactor Global Small Cap ETF
The Hartford Total Return Bond Fund	Hartford Multifactor Low Volatility International Equity ETF
The Hartford World Bond Fund	Hartford Multifactor Low Volatility US Equity ETF
Hartford Multifactor REIT ETF
Hartford Funds Master Fund	Hartford Multifactor US Equity ETF
Global Impact Master Portfolio
Hartford Funds Exchange-Traded Trust
Hartford Funds NextShares Trust	Hartford Corporate Bond ETF
Hartford Global Impact NextShares Fund	Hartford Quality Bond ETF
Hartford Municipal Opportunities ETF
Hartford Schroders Tax-Aware Bond ETF
Hartford Total Return Bond ETF

	Gross Assets	Bond Requirement
	7/31/2017	By Registrant
TOTALS
The Hartford Mutual Funds, Inc.	$76,986,939,443.66	$2,500,000.00
The Hartford Mutual Funds II, Inc.	$11,473,127,887.17	$2,500,000.00
Hartford Series Fund, Inc.	$23,828,081,242.42	$2,500,000.00
Hartford HLS Series Fund II, Inc.	$3,430,635,318.55	$2,100,000.00
Hartford Funds Master Fund	$23,320,661.43	$250,000.00
Lattice Strategies Trust	$205,586,292.60	$600,000.00
Hartford Funds Exchange-Traded Trust	$59,289,683.00	$400,000.00
Hartford Funds NextShares Trust	N/A	N/A

The Hartford Mutual Funds, Inc.
The Hartford Balanced Fund	$912,598,274.38
The Hartford Balanced Income Fund	$11,535,606,806.77
The Hartford Capital Appreciation Fund	$8,542,822,254.24
The Hartford Checks and Balances Fund	$1,739,619,888.31
The Hartford Conservative Allocation Fund	$133,797,275.83
Hartford Core Equity Fund	$3,119,964,178.41
The Hartford Dividend and Growth Fund	$8,220,792,908.13
Hartford Emerging Markets Equity Fund	$86,007,720.60
The Hartford Emerging Markets Local Debt Fund	$118,635,962.46
Hartford Environmental Opportunities Fund	$34,217,104.74
The Hartford Equity Income Fund	$4,197,773,343.52
The Hartford Floating Rate Fund	$4,551,799,015.75
The Hartford Floating Rate High Income Fund	$582,061,608.01
The Hartford Global All-Asset Fund	$342,808,427.76
Hartford Global Capital Appreciation Fund	$1,081,918,704.29
Hartford Global Equity Income Fund	$158,775,570.07
Hartford Global Impact Fund	$15,309,686.40
The Hartford Global Real Asset Fund	$324,088,577.15
The Hartford Growth Allocation Fund	$681,422,500.30
The Hartford Healthcare Fund	$1,546,237,606.14
The Hartford High Yield Fund	$371,965,253.92
The Hartford Inflation Plus Fund	$683,431,052.33
Hartford International Equity Fund	$40,776,415.03
The Hartford International Growth Fund	$231,702,218.09
The Hartford International Opportunities Fund	$3,257,206,191.69
The Hartford International Small Company Fund	$429,301,506.10
The Hartford International Value Fund	$2,564,857,531.22
Hartford Long/Short Global Equity Fund	$45,519,688.42
The Hartford MidCap Fund	$9,631,780,918.28
The Hartford MidCap Value Fund	$649,093,435.28
Hartford Moderate Allocation Fund	$479,382,366.79
Hartford Multi-Asset Income Fund	$65,375,329.13
Hartford Municipal Income Fund	$22,352,553.66
The Hartford Municipal Opportunities Fund	$676,233,610.77
Hartford Municipal Short Duration Fund	$19,374,451.24
The Hartford Quality Bond Fund	$247,597,540.20
Hartford Real Total Return Fund	$109,054,526.82
The Hartford Short Duration Fund	$943,807,729.29
Hartford Small Cap Core Fund	$155,720,085.10
The Hartford Small Company Fund	$482,949,379.94
The Hartford Strategic Income Fund	$461,344,412.29
The Hartford Total Return Bond Fund	$3,356,356,767.68
The Hartford Unconstrained Bond Fund	$95,233,782.60
The Hartford World Bond Fund	$4,040,265,284.53

Total	$76,986,939,443.66

Hartford Series Fund, Inc.
Hartford Balanced HLS Fund	$2,342,744,901.80
Hartford Capital Appreciation HLS Fund	$5,132,812,745.78
Hartford Disciplined Equity HLS Fund	$687,677,195.99
Hartford Dividend and Growth HLS Fund	$3,521,713,300.68

Hartford Global Growth HLS Fund	$497,005,006.05
Hartford Healthcare HLS Fund	$360,922,538.80
Hartford High Yield HLS Fund	$322,269,617.49
Hartford International Opportunities HLS Fund	$1,452,754,642.50
Hartford MidCap HLS Fund	$2,086,320,860.30
Hartford MidCap Value HLS Fund	$368,923,705.87
Hartford Small Company HLS Fund	$639,208,740.39
Hartford Stock HLS Fund	$1,503,761,534.16
Hartford Total Return Bond HLS Fund	$3,838,213,393.86
Hartford Ultrashort Bond HLS Fund	$557,039,013.94
Hartford Value HLS Fund	$516,714,044.81

Total	$23,828,081,242.42

Hartford HLS Series Fund II, Inc.
Hartford Growth Opportunities HLS Fund	$1,502,336,342.18
Hartford Small Cap Growth HLS Fund	$1,324,598,314.03
Hartford Small/Mid Cap Equity HLS Fund	$97,024,440.19
Hartford U.S. Government Securities HLS Fund	$506,676,222.15

Total	$3,430,635,318.55

Hartford Funds Master Fund
Global Impact Master Portfolio	$23,320,661.43

Total	$23,320,661.43

The Hartford Mutual Funds II, Inc.
The Hartford Growth Opportunities Fund	$4,613,580,432.80
The Hartford Municipal Real Return Fund	$187,408,443.22
The Hartford Small Cap Growth Fund	$1,224,457,017.21
The Hartford Value Opportunities Fund	$246,951,312.91
Hartford Schroders Emerging Markets Debt and Currency Fund	$84,387,210.70
Hartford Schroders Emerging Markets Equity Fund	$2,524,874,087.25
Hartford Schroders Emerging Markets Multi-Sector Bond Fund	$70,846,433.67
Hartford Schroders Global Strategic Bond Fund	$65,073,021.47
Hartford Schroders Income Builder Fund	$26,622,265.58
Hartford Schroders International Multi-Cap Value Fund	$1,088,910,806.30
Hartford Schroders International Stock Fund	$191,366,242.19
Hartford Schroders Tax-Aware Bond Fund	$233,196,034.95
Hartford Schroders US Small Cap Opportunities Fund	$183,098,420.16
Hartford Schroders US Small/Mid Cap Opportunities Fund	$732,356,158.76

Total	$11,473,127,887.17

Lattice Strategies Trust
Hartford Multifactor Developed Markets (ex-US) ETF	$96,785,242.81
Hartford Multifactor Emerging Markets ETF	$43,562,494.10
Hartford Multifactor Global Small Cap ETF	$17,466,464.73
Hartford Multifactor Low Volatility International Equity ETF	$5,212,399.06
Hartford Multifactor Low Volatility US Equity ETF	$3,807,419.52
Hartford Multifactor REIT ETF	$9,406,822.63
Hartford Multifactor US Equity ETF	$29,345,449.75

Total	$205,586,292.60

Hartford Funds Exchange-Traded Trust
Hartford Corporate Bond ETF	$16,041,981.00
Hartford Quality Bond ETF	$43,247,702.00

Total	$59,289,683.00